SUZANO
PETROQUÍMICA

February 22, 2006

[redacted]

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Suzano Petroquímica S.A. (the "Issuer")
File n°. 82-34667

To Whom it May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of following documents:

- Announcement of February 15, 2006 - Suzano Group announces new strategy for hiring market makers for Suzano Petroquímica and Suzano Papel e Celulose

- Pre Earnings Release of February 22, 2006 - Suzano Petroquímica announces previous guidance for its 2005 operating performance

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Truly yours,

João Pinheiro Nogueira Batista
Investor Relations Director

SUZANO PETROQUÍMICA S.A.

○ ESCRITÓRIO SP: Av. Dr. Chucri Zaidan, 80 - 10 e 11° andares - Vila Cordeiro - CEP 04583-110 - São Paulo - SP
○ ESCRITÓRIO RJ: Av. Rio Branco, 138 - 13° andar - Cond. Edif. Bozano Simonsen - CEP 20040-002 - Centro - RJ
○ UNIDADE MAUÁ: Av. Ayrton Senna da Silva, 2700 - Jd. Oratório - CEP 09380-901 - Mauá - SP
Rua Hidrogênio, 1404 - Pólo Petroquímico - CEP 42810-000 - Camaçari - BA

SUZANO

Suzano Group announces new strategy for hiring market makers for Suzano Petroquímica and Suzano Papel e Celulose

São Paulo, February 15, 2006. Suzano Holding publicly announces the new strategy developed jointly with the management of Suzano Petroquímica and Suzano Papel e Celulose, for hiring market makers for the preferred shares of these companies.

Within Suzano's Group management model, based on family control, professional management and partnership with the capital markets, there is a constant effort to make its companies more attractive and competitive in the capital markets.

The new strategy for hiring market makers introduces the principle of rotation among players with acknowledged proficiency and capability, specialized in this activity, which may generate a competitive environment and a comparable performance basis, what all shareholders of both companies will benefit from.

Currently, Ágora Sênior acts, successfully, as the market maker for the shares of Suzano Petroquímica and Suzano Papel e Celulose. As the agreement between Ágora Sênior and Suzano Petroquímica will expire on February 28, 2006, Pactual Corretora has been chosen as the market maker for the shares SZPQ4 as of such date. Ágora Sênior will act as the market maker for the aforementioned shares until the termination of the agreement and will remain as the market maker for the shares SUZB5 of Suzano Papel e Celulose, activity that it has been performing for more than two years. Suzano Holding will continue sponsoring the market makers activities by renting to them preferred shares issued by each of its companies.

As a result of this new practice, Suzano Group will now count on Ágora Sênior and Pactual Corretora, the two largest and most respected specialists in Brazil, as market markers for the shares of Suzano Papel e Celulose and Suzano Petroquímica, respectively. By doing so, the group believes it will enhance the liquidity of the shares issued by each company, for the benefit of their respective shareholders.

São Paulo, February 15, 2006.

João Pinheiro Nogueira Batista
Executive Vice-President and Investor Relations Officer of Suzano Holding

Note: Suzano Group means all the companies controlled by Suzano Holding, i.e., the Economic Group Suzano.

FILE Nº 82-34667

SUZANO

Suzano Group announces new strategy for hiring market makers for Suzano Petroquímica and Suzano Papel e Celulose

São Paulo, February 15, 2006. Suzano Holding publicly announces the new strategy developed jointly with the management of Suzano Petroquímica and Suzano Papel e Celulose, for hiring market makers for the preferred shares of these companies.

Within Suzano's Group management model, based on family control, professional management and partnership with the capital markets, there is a constant effort to make its companies more attractive and competitive in the capital markets.

The new strategy for hiring market makers introduces the principle of rotation among players with acknowledged proficiency and capability, specialized in this activity, which may generate a competitive environment and a comparable performance basis, what all shareholders of both companies will benefit from.

Currently, Ágora Sênior acts, successfully, as the market maker for the shares of Suzano Petroquímica and Suzano Papel e Celulose. As the agreement between Ágora Sênior and Suzano Petroquímica will expire on February 28, 2006, Pactual Corretora has been chosen as the market maker for the shares SZPQ4 as of such date. Ágora Sênior will act as the market maker for the aforementioned shares until the termination of the agreement and will remain as the market maker for the shares SUZB5 of Suzano Papel e Celulose, activity that it has been performing for more than two years. Suzano Holding will continue sponsoring the market makers activities by renting to them preferred shares issued by each of its companies.

As a result of this new practice, Suzano Group will now count on Ágora Sênior and Pactual Corretora, the two largest and most respected specialists in Brazil, as market markers for the shares of Suzano Papel e Celulose and Suzano Petroquímica, respectively. By doing so, the group believes it will enhance the liquidity of the shares issued by each company, for the benefit of their respective shareholders.

São Paulo, February 15, 2006.

João Pinheiro Nogueira Batista
Executive Vice-President and Investor Relations Officer of Suzano Holding

Note: Suzano Group means all the companies controlled by Suzano Holding, i.e., the Economic Group Suzano.


SUZANO
PETROQUÍMICA

Suzano Petroquímica announces previous guidance for its 2005 operating performance

São Paulo, February 22, 2006. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comercio S.A. and Politeno Indústria e Comercio S.A., considering that the Company's earnings results will only be available on March 14, 2006 due to the implementation of US GAAP (Generally Accepted Accounting Principles in the US), publicly announces (1) anticipated operational data related to its performance in 2005; (2) operational and financial information of the jointly controlled companies in 2005; and (3) the criteria adopted to build up the *pro forma* results that will be available on March 14, aiming at a better understanding of the Company's financial statements.

1. Financial Statements in US GAAP

In order to comply with Bovespa's Corporate Governance Best Practices – Level 2 regulation, and also to offer a higher transparency and facilitate foreign investors' understanding of the Company's results, as from 4Q05 Suzano Petroquímica will **also** present its financial statements in US GAAP. The implementation of the US GAAP accounting principles, currently at the final stage, is a long and complicated process that demands a big effort to map out the Company's historical information, moving backwards several periods searching for data, and therefore, caused a delay, of approximately one month, on Suzano Petroquímica's 4Q05 earnings results initial disclosure date, once the Company decided to make available, simultaneously, the financial statements in US GAAP and in Brazilian Corporate Law.

2. Suzano Petroquímica Parent Company

The polypropylene segment recorded a typical 4Q05 seasonal behavior, with a drop on sales volume after a period of higher activity as reported in the third quarter. The Company's production of polypropylene in 4Q05 was 14% below the production in the third quarter, with the contribution of an 18 days maintenance stoppage in the Camaçari unit in December, which combined the possibility of adjusting the production to a weaker demand period with the opportunity to anticipate regular maintenance activities in the unit. Nevertheless, the Company's average operating rate in the quarter was of 88% and of approximately 90% in 2005, 1 basis point above 2004, confirming how efficiently our units have been operating.

With the seasonal drop in polypropylene sales during 4Q05, a 24% reduction in the Company's total sales volume compared to the previous quarter was recorded. It is worth mentioning that the 3Q05 posted a new quarterly sales record in the Company's history. In the year, polypropylene sales volume was approximately 4% lower than in 2004, in line with the 3.8% reduction in domestic demand for the resin between the same periods, according to Coplast/Siresp data. The 32% increase in resins imports, stimulated by a lower exchange rate in 2005, and the almost 45% increase in imports of polypropylene end products, specially "non fabric", had also contributed for the drop in domestic sales during 2005. In spite of lower sales volume in 4Q05, the average sales price practiced by the Company in the quarter was approximately 5% above 3Q05 figures, maintaining the average sales price level reported by the end of that quarter, even with an international polypropylene pricing downward scenario during the period. In the year, the average polypropylene sales price remained almost 4% above the average sales price practiced in 2004.

4Q05 was also marked by the increase in propylene prices, the Company's main raw material, as a result of the increase in oil and naphtha prices during 3Q05. Thus, the cost per propylene ton in the quarter was


SUZANO
PETROQUÍMICA

approximately 15% higher than in 3Q05, considering that in the third quarter a 19% drop in the propylene price *vis-à-vis* 2Q05 was recorded, due to the pricing mechanisms in the agreements that the company holds with its suppliers. Propylene represented approximately 79% of the cost of goods sold (COGS) in 4Q05. The effect of higher propylene costs in 4Q05 was basically offset by resins' higher sales price in the period, which allowed the maintenance of the Company's unitary margin at a level consistent with the previous quarter.

The 2006 outlook of lower interest rates and a more expressive GDP growth, besides some events such as the election and the football world cup, which stimulates plastic consumption in the country, point out a positive trend for the Brazilian petrochemical sector this year, especially for the polypropylene business. As a first indicator of the market's recovery in 2006, the Company has already announced a polypropylene price readjustment between 8.5% and 10%, applicable from February 1st on, in order to recover the Company's margins, which were adversely impacted by a sequency of propylene cost increases, its main raw material.

3. Suzano Petroquímica Consolidated

Suzano Petroquímca's consolidated operating results can be explained by the parent company's operating results including a proportional consolidation of the jointly controlled companies' results, as follows:

3.1 Riopol: Riopol's production activities begun in 4Q05, starting its first polyethylene production line in November and its second production line in December. In the quarter, the Company made its first domestic sale and also its first export. Riopol did some tests at its ethylene and polyethylene production units during the 4Q05. Within this period, 10 thousand tons of polyethylene were produced, of which 4 thousand tons were sold in the domestic market, 2.5 thousand tons were exported and the remaining amount was designated for inventory build up. It is worth mentioning that resins sold in the quarter will not be reflected in the results, but will be considered as a differed investment. In the period, approximately 290 tons of polyethylene were still negotiated under the pre-marketing program, ending such activities.

3.2 Politeno: with a 98% production capacity utilization rate in the year, the Company surpassed by 8.3% the polyethylene production recorded in 2004, reaching 354.6 thousand tons in the year. Sales volume in the quarter remained 13.9% below the sales volume recorded in the third quarter, due to the typical seasonality of the period. On the other hand, sales volume accumulated in the year were 5.1% above 2004, mainly due to the 63.1% increase in exports.

Highlights (R$ million)	4Q05	4Q04	Δ% year	2005	2004	Δ%
Sales Volume (000 ton)	82.5	86.6	(4.7)	352.9	336.0	5.1
Domestic Market	64.3	68.6	(6.3)	279.5	290.9	(3.9)
Exports Market	18.2	18.0	1.3	73.4	45.0	63.1
Net Revenue	276.4	266.8	3.6	1,169.8	1,119.4	4.5
Gross Income	49.2	74.2	(33.7)	219.6	253.3	(13.3)
Gross Margin	*17.8*	*27.8*	*- 10 b.p.*	*18.8*	*22.6*	*- 3.8 b.p.*
Net Income	6.5	22.3	(71.9)	63.2	95.8	(34.0)
Ebitda	23.0	39.6	(61.3)	123.3	170.1	(27.5)
Ebitda Margin	*8.3*	*14.8*	*- 6.5 b.p.*	*10.5*	*15.2*	*- 4.7 b.p.*


SUZANO
PETROQUÍMICA

3.3 Petroflex: the Company's production of synthetic elastomers was 4% above the previous quarter, increasing its average operating rate to 80%. Even though, the average operating rate in the year was approximately 81%, 13 b.p. below 2004, adapting the production level to the domestic demand drop verified during the year. Sales volume, on the other hand, recorded a 11% recovery in the quarter when compared to the previous quarter, ending the year approximately 11% below the sales volume registered in 2004.

Highlights (R$ million)	4Q05	4Q04	Δ% year	2005	2004	Δ%
Sales Volume (000 ton)	81.8	95.6	(14.4)	322.2	363.5	(11.4)
Domestic Market	48.7	68.7	(29.1)	203.8	258.0	(21.0)
Exports Market	33.1	26.9	23.2	118.4	105.5	(12.2)
Net Revenue	331.7	384.4	(13.7)	1,373.2	1,306.0	5.1
Gross Income	45.0	83.6	(46.1)	284.0	262.3	8.3
Gross Margin	*13.6*	*21.8*	*- 8.2 b.p.*	*20.7*	*20.1*	*0.6 b.p.*
Net Income	10.7	30.9	(65.5)	88.0	98.3	(10.5)
Ebitda	22.0	56.8	(61.3)	180.9	181.9	(0.6)
Ebitda Margin	*6.6*	*14.8*	*- 8.2 b.p.*	*13.2*	*13.9*	*- 0.7 b.p.*

4. Instructions for the *pro forma* Financial Statement analysis

As the acquisition of Polibrasil's control occured on September 1st, 2005, and on November 30th, 2005 was concluded the corporate restructuring that allowed Polibrasil's incorporation into Suzano Petroquímica, turning it into an operational company, since 3Q05, the Company decided to disclose its results in a *pro forma* basis, in order to allow a better analysis of the business now held by Suzano Petroquímica, and also guarantee a better comparison between previous periods.

The *pro forma* financial statements, when disclosed, will reflect, on a retrospective basis, a 100% stake at Polibrasil and the companies incorporated by Suzano Petroquímica on November 30th, 2005, as that situation was for real in all periods presented.

4.1. Parent Company *pro forma*: The information referred to as "Parent Company" at the Company's *pro forma* financial statements will comprehend the polypropylene business, previously managed by Polibrasil Resinas and currently performed by Suzano Petroquímica, together with the activities previously developed by the Company (monitoring the performance of Riopol, Petroflex and Politeno). Therefore, such information will reflect, on a retrospective basis, as if the acquisition of the control of Polibrasil and its incorporation into Suzano Petroquímica had occurred in all periods that will be presented in the comparative analysis.

However, it is worth mentioning that the parent company's 4Q05 accounting results will reflect the booking of the two first months of 100% stake at Polibrasil Participações consolidated at Suzano Petroquímica's and, as of December, will already reflect the incorporation of Polibrasil's assets and results by Suzano Petroquímica Parent Company, in accordance with the corporate restructuring concluded on November 30th, 2005.



4.2. Consolidated *pro forma*: The information referred to as "Consolidated" at the Company's *pro forma* financial statements will comprehend the consolidation of the parent company's *pro forma* financial statements in proportion to the stake held by Suzano Petroquímica at each respective jointly controlled company Petroflex (20.1%), Politeno (33.9%) and Riopol (33.3%). Riopol's results from the pre operating stage will not be consolidated yet, only the results from the final stage of its pre marketing.

Likewise, the Company's consolidated accounting results will follow the same methods detailed for the parent company's accounting results.

São Paulo, February 22, 2006.

João Pinheiro Nogueira Batista
Chief Finance and Investor Relations Officer

For more information, please contact the Investor Relations Department

www.suzanopetroquimica.com.br

Phones: 55 11 3345-5827 / 3345-5856 / 3345-5886


SUZANO
PETROQUÍMICA

Suzano Petroquímica announces previous guidance for its 2005 operating performance

São Paulo, February 22, 2006. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comercio S.A. and Politeno Indústria e Comercio S.A., considering that the Company's earnings results will only be available on March 14, 2006 due to the implementation of US GAAP (Generally Accepted Accounting Principles in the US), publicly announces (1) anticipated operational data related to its performance in 2005; (2) operational and financial information of the jointly controlled companies in 2005; and (3) the criteria adopted to build up the *pro forma* results that will be available on March 14, aiming at a better understanding of the Company's financial statements.

1. Financial Statements in US GAAP

In order to comply with Bovespa's Corporate Governance Best Practices – Level 2 regulation, and also to offer a higher transparency and facilitate foreign investors' understanding of the Company's results, as from 4Q05 Suzano Petroquímica will **also** present its financial statements in US GAAP. The implementation of the US GAAP accounting principles, currently at the final stage, is a long and complicated process that demands a big effort to map out the Company's historical information, moving backwards several periods searching for data, and therefore, caused a delay, of approximately one month, on Suzano Petroquímica's 4Q05 earnings results initial disclosure date, once the Company decided to make available, simultaneously, the financial statements in US GAAP and in Brazilian Corporate Law.

2. Suzano Petroquímica Parent Company

The polypropylene segment recorded a typical 4Q05 seasonal behavior, with a drop on sales volume after a period of higher activity as reported in the third quarter. The Company's production of polypropylene in 4Q05 was 14% below the production in the third quarter, with the contribution of an 18 days maintenance stoppage in the Camaçari unit in December, which combined the possibility of adjusting the production to a weaker demand period with the opportunity to anticipate regular maintenance activities in the unit. Nevertheless, the Company's average operating rate in the quarter was of 88% and of approximately 90% in 2005, 1 basis point above 2004, confirming how efficiently our units have been operating.

With the seasonal drop in polypropylene sales during 4Q05, a 24% reduction in the Company's total sales volume compared to the previous quarter was recorded. It is worth mentioning that the 3Q05 posted a new quarterly sales record in the Company's history. In the year, polypropylene sales volume was approximately 4% lower than in 2004, in line with the 3.8% reduction in domestic demand for the resin between the same periods, according to Coplast/Siresp data. The 32% increase in resins imports, stimulated by a lower exchange rate in 2005, and the almost 45% increase in imports of polypropylene end products, specially "non fabric", had also contributed for the drop in domestic sales during 2005. In spite of lower sales volume in 4Q05, the average sales price practiced by the Company in the quarter was approximately 5% above 3Q05 figures, maintaining the average sales price level reported by the end of that quarter, even with an international polypropylene pricing downward scenario during the period. In the year, the average polypropylene sales price remained almost 4% above the average sales price practiced in 2004.

4Q05 was also marked by the increase in propylene prices, the Company's main raw material, as a result of the increase in oil and naphtha prices during 3Q05. Thus, the cost per propylene ton in the quarter was

approximately 15% higher than in 3Q05, considering that in the third quarter a 19% drop in the propylene price *vis-à-vis* 2Q05 was recorded, due to the pricing mechanisms in the agreements that the company holds with its suppliers. Propylene represented approximately 79% of the cost of goods sold (COGS) in 4Q05. The effect of higher propylene costs in 4Q05 was basically offset by resins' higher sales price in the period, which allowed the maintenance of the Company's unitary margin at a level consistent with the previous quarter.

The 2006 outlook of lower interest rates and a more expressive GDP growth, besides some events such as the election and the football world cup, which stimulates plastic consumption in the country, point out a positive trend for the Brazilian petrochemical sector this year, especially for the polypropylene business. As a first indicator of the market's recovery in 2006, the Company has already announced a polypropylene price readjustment between 8.5% and 10%, applicable from February 1st on, in order to recover the Company's margins, which were adversely impacted by a sequency of propylene cost increases, its main raw material.

3. Suzano Petroquímica Consolidated

Suzano Petroquímca's consolidated operating results can be explained by the parent company's operating results including a proportional consolidation of the jointly controlled companies' results, as follows:

3.1 Riopol: Riopol's production activities begun in 4Q05, starting its first polyethylene production line in November and its second production line in December. In the quarter, the Company made its first domestic sale and also its first export. Riopol did some tests at its ethylene and polyethylene production units during the 4Q05. Within this period, 10 thousand tons of polyethylene were produced, of which 4 thousand tons were sold in the domestic market, 2.5 thousand tons were exported and the remaining amount was designated for inventory build up. It is worth mentioning that resins sold in the quarter will not be reflected in the results, but will be considered as a differed investment. In the period, approximately 290 tons of polyethylene were still negotiated under the pre-marketing program, ending such activities.

3.2 Politeno: with a 98% production capacity utilization rate in the year, the Company surpassed by 8.3% the polyethylene production recorded in 2004, reaching 354.6 thousand tons in the year. Sales volume in the quarter remained 13.9% below the sales volume recorded in the third quarter, due to the typical seasonality of the period. On the other hand, sales volume accumulated in the year were 5.1% above 2004, mainly due to the 63.1% increase in exports.

Highlights (R$ million)	4Q05	4Q04	Δ% year	2005	2004	Δ%
Sales Volume (000 ton)	82.5	86.6	(4.7)	352.9	336.0	5.1
Domestic Market	64.3	68.6	(6.3)	279.5	290.9	(3.9)
Exports Market	18.2	18.0	1.3	73.4	45.0	63.1
Net Revenue	276.4	266.8	3.6	1,169.8	1,119.4	4.5
Gross Income	49.2	74.2	(33.7)	219.6	253.3	(13.3)
Gross Margin	*17.8*	*27.8*	*- 10 b.p.*	*18.8*	*22.6*	*- 3.8 b.p.*
Net Income	6.5	22.3	(71.9)	63.2	95.8	(34.0)
Ebitda	23.0	39.6	(61.3)	123.3	170.1	(27.5)
Ebitda Margin	*8.3*	*14.8*	*- 6.5 b.p.*	*10.5*	*15.2*	*- 4.7 b.p.*


SUZANO
PETROQUÍMICA

3.3 Petroflex: the Company's production of synthetic elastomers was 4% above the previous quarter, increasing its average operating rate to 80%. Even though, the average operating rate in the year was approximately 81%, 13 b.p. below 2004, adapting the production level to the domestic demand drop verified during the year. Sales volume, on the other hand, recorded a 11% recovery in the quarter when compared to the previous quarter, ending the year approximately 11% below the sales volume registered in 2004.

Highlights (R$ million)	4Q05	4Q04	Δ% year	2005	2004	Δ%
Sales Volume (000 ton)	81.8	95.6	(14.4)	322.2	363.5	(11.4)
Domestic Market	48.7	68.7	(29.1)	203.8	258.0	(21.0)
Exports Market	33.1	26.9	23.2	118.4	105.5	(12.2)
Net Revenue	331.7	384.4	(13.7)	1,373.2	1,306.0	5.1
Gross Income	45.0	83.6	(46.1)	284.0	262.3	8.3
Gross Margin	*13.6*	*21.8*	*- 8.2 b.p.*	*20.7*	*20.1*	*0.6 b.p.*
Net Income	10.7	30.9	(65.5)	88.0	98.3	(10.5)
Ebitda	22.0	56.8	(61.3)	180.9	181.9	(0.6)
Ebitda Margin	*6.6*	*14.8*	*- 8.2 b.p.*	*13.2*	*13.9*	*- 0.7 b.p.*

4. Instructions for the *pro forma* Financial Statement analysis

As the acquisition of Polibrasil's control occured on September 1st, 2005, and on November 30th, 2005 was concluded the corporate restructuring that allowed Polibrasil's incorporation into Suzano Petroquímica, turning it into an operational company, since 3Q05, the Company decided to disclose its results in a *pro forma* basis, in order to allow a better analysis of the business now held by Suzano Petroquímica, and also guarantee a better comparison between previous periods.

The *pro forma* financial statements, when disclosed, will reflect, on a retrospective basis, a 100% stake at Polibrasil and the companies incorporated by Suzano Petroquímica on November 30th, 2005, as that situation was for real in all periods presented.

4.1. Parent Company *pro forma*: The information referred to as "Parent Company" at the Company's *pro forma* financial statements will comprehend the polypropylene business, previously managed by Polibrasil Resinas and currently performed by Suzano Petroquímica, together with the activities previously developed by the Company (monitoring the performance of Riopol, Petroflex and Politeno). Therefore, such information will reflect, on a retrospective basis, as if the acquisition of the control of Polibrasil and its incorporation into Suzano Petroquímica had occurred in all periods that will be presented in the comparative analysis.

However, it is worth mentioning that the parent company's 4Q05 accounting results will reflect the booking of the two first months of 100% stake at Polibrasil Participações consolidated at Suzano Petroquímica's and, as of December, will already reflect the incorporation of Polibrasil's assets and results by Suzano Petroquímica Parent Company, in accordance with the corporate restructuring concluded on November 30th, 2005.

4.2. Consolidated *pro forma*: The information referred to as "Consolidated" at the Company's *pro forma* financial statements will comprehend the consolidation of the parent company's *pro forma* financial statements in proportion to the stake held by Suzano Petroquímica at each respective jointly controlled company Petroflex (20.1%), Politeno (33.9%) and Riopol (33.3%). Riopol's results from the pre operating stage will not be consolidated yet, only the results from the final stage of its pre marketing.

Likewise, the Company's consolidated accounting results will follow the same methods detailed for the parent company's accounting results.

São Paulo, February 22, 2006.

João Pinheiro Nogueira Batista
Chief Finance and Investor Relations Officer

For more information, please contact the Investor Relations Department

www.suzanopetroquimica.com.br

Phones: 55 11 3345-5827 / 3345-5856 / 3345-5886

4.2. Consolidated *pro forma*: The information referred to as "Consolidated" at the Company's *pro forma* financial statements will comprehend the consolidation of the parent company's *pro forma* financial statements in proportion to the stake held by Suzano Petroquímica at each respective jointly controlled company Petroflex (20.1%), Politeno (33.9%) and Riopol (33.3%). Riopol's results from the pre operating stage will not be consolidated yet, only the results from the final stage of its pre marketing.

Likewise, the Company's consolidated accounting results will follow the same methods detailed for the parent company's accounting results.

São Paulo, February 22, 2006.

João Pinheiro Nogueira Batista
Chief Finance and Investor Relations Officer

For more information, please contact the Investor Relations Department

www.suzanopetroquimica.com.br

Phones: 55 11 3345-5827 / 3345-5856 / 3345-5886

SUZANO
PETROQUÍMICA

March 27, 2006

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Suzano Petroquímica S.A. (the "Issuer")
File nº. 82-34667

To Whom it May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of following documents:

- Notice to the Market of December 22, 2005 - Riopol made its first export sale;
- Summary of the Minutes of the Special General Meeting held on November 30, 2005, at 5 p.m., accompanied of bylaws;
- Appraisal Report of the Stockholders' Equity of Polibrasil Resinas S.A. for purposes of its Amalgamation by Suzano Petroquímica S.A. of November 11, 2005;
- Appraisal Report of the Stockholders' Equity of Polipropileno S.A. for purposes of its Amalgamation by Suzano Petroquímica S.A. of November 11, 2005;
- Appraisal Report of the Stockholders' Equity of Suzano Química Ltda. for purposes of its Amalgamation by Suzano Petroquímica S.A. of November 11, 2005;
- Appraisal Report of the Stockholders' Equity of Polibrasil Compostos S.A. for purposes of its Amalgamation by Suzano Petroquímica S.A. of November 11, 2005;
- Filling and Justification of November 08, 2005;
- Notice of Special General Meeting of November 08, 2005;

SUZANO
PETROQUÍMICA

- Notice for Beginning of Public Distribution of Commercial Promisory Notes of the 1st Issue by Suzano Petroquímica at the amount of R$ 540,000,000.00;
- Announcement for Closure of Public Distribution of the 1st Issue of Promissory Notes by Suzano Petroquímica at the amount of R$ 540,000,000.00.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Truly yours,

João Pinheiro Nogueira Batista
Investor Relations Director

SUZANO
PETROQUÍMICA



Riopol made its first export sale

São Paulo, December 22, 2005. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comercio S.A. and Politeno Indústria e Comercio S.A. announces that Riopol exported polyethylene this week for the first time.

As previously announced, Riopol's linear low density polyethylene (LLDPE) production line started operating mid November, followed, in early December, by the start-up of the high density polyethylene (HDPE) production line, both with a production capacity of 270 thousand tons per year.

According to the start-up schedule of the polyethylene production unit, Riopol already produced approximately 10 thousand tons of resin and exported for the first time 2.5 thousand tons to China through the trader Vinmar, with whom Riopol has an export contract of about 1.2 billion tons of polyethylene for the next 10 years.

With this accomplishment, Riopol ends 2005 with its commercial and production activities in normal pace, being ready to take an outstanding position in the Latin American polyethylene market in 2006.

São Paulo, December 22, 2005.

João Pinheiro Nogueira Batista
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andréa Pereira
(5511) 3345 5886
andreas@suzano.com.br

www.suzanopetroquímica.com.br

Cristina Guedes
(5511) 3345 5887
cguedes@suzano.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Suzano Petroquímica. These are merely projections and, as such, are based exclusively on the expectations of Suzano Petroquímica's management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in Suzano Petroquímica's filed disclosure documents and are, therefore, subject to change without prior notice.

SUZANO
PETROQUÍMICA



Riopol made its first export sale

São Paulo, December 22, 2005. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comercio S.A. and Politeno Indústria e Comercio S.A. announces that Riopol exported polyethylene this week for the first time.

As previously announced, Riopol's linear low density polyethylene (LLDPE) production line started operating mid November, followed, in early December, by the start-up of the high density polyethylene (HDPE) production line, both with a production capacity of 270 thousand tons per year.

According to the start-up schedule of the polyethylene production unit, Riopol already produced approximately 10 thousand tons of resin and exported for the first time 2.5 thousand tons to China through the trader Vinmar, with whom Riopol has an export contract of about 1.2 billion tons of polyethylene for the next 10 years.

With this accomplishment, Riopol ends 2005 with its commercial and production activities in normal pace, being ready to take an outstanding position in the Latin American polyethylene market in 2006.

São Paulo, December 22, 2005.

João Pinheiro Nogueira Batista
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andréa Pereira
(5511) 3345 5886
andreas@suzano.com.br

www.suzanopetroquímica.com.br

Cristina Guedes
(5511) 3345 5887
cguedes@suzano.com.br

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
An Authorized Capital Publicly Traded Company
Federal Tax ID *(CNPJ/MF)* No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5

Summary of the Minutes of the Special General Meeting held on November 30, 2005, at 5 p.m.

1. it ratified the appointment of the company Adviser Auditores Independentes to appraise the stockholders' equity of the amalgamating companies Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A., and Polibrasil Compostos S.A.;

2. it approved the appraisal reports on the stockholders' equities of the amalgamating companies Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A., and Polibrasil Compostos S.A., as prepared by the company Adviser Auditores Independentes, which become an integral part hereof;

3. it approved the amalgamation of Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A., and Polibrasil Compostos S.A., which are absorbed by Suzano Petroquímica S.A., in order to be their successor concerning all of their rights and obligations;

4. it informed that such amalgamations are performed with no increase of capital, pursuant to the protocol approved;

5. it informed, for purpose of record or annotation at the relevant public registry offices, that among the assets and rights transferred to the Amalgamator by virtue of the present amalgamation, the following properties are included, which are briefly described, as provided for in article 2, Law 7,433, of Dec 18,1985, and that belonged to Polibrasil Resinas S.A. and Polibrasil Compostos S.A., all in compliance with the registration certificates attached hereto, which become an integral part hereof:

From Polibrasil Resinas S.A.:

a) "A tract of land with an area of 4,679.12 sq. m, consisting in part by plot 06 of Oratório Farm, urban perimeter, called 'area J3B', tax enrolment 09,003,019-8 (larger area)", located at Avenida Ayrton Senna da Silva 2700, Jardim Oratório District, Mauá, State of São Paulo, described in details in Registration 30,272, of Jul 31, 1991, at the Real Estate Registry Office of Mauá, State of São Paulo, current city registry 09,003,020; amount for amalgamation purposes: R$ 1,179,961.69;

b) "A tract of land measuring 139,200.00 sq. m", on which "building 2643 on Avenida Ayrton Senna da Silva is erected, with a building area of 39,780.80 sq. m", located in Mauá, State of São Paulo, Jardim Oratório District, described in details in Registration 36,375, of Apr 15, 1998, at the Real Estate Registry Office of Mauá, State of São Paulo, city registry 09,003,011 (larger area); amount for amalgamation purposes: R$ 2,546,263.33;

c) "A tract of land with an area of 57,421.25 sq. m, consisting in part by plot 06 of Oratório Farm", located at Avenida Ayrton Senna da Silva 2643, Jardim Oratório District, Mauá, State of São Paulo, described in details in Registration 39,697, of May 18, 2001, at the Real Estate Registry Office of Mauá, State of São Paulo, city registry 09,003,011 (larger area); amount for amalgamation purposes: R$ 2,140,708.69;

d) "A tract of land located at the Santo André Road – City of São Mateus (connecting km 29 of the Adutora Road, from Rio Claro to Mauá), Juta Farm, SERLA Plan AU/01/1412/83 in Itaquera District", Capital City of the State of São Paulo, described in details in Registration 191,066, of Mar 11, 2005, at the 9th Real Estate Registry Office of this Capital City, INCRA enrolment 638,358,515,019-1; amount for amalgamation purposes: R$ 322,525.00;

e) "Lot B, located at Jardim Balneário Ana Clara District, 2nd district of Duque de Caxias, State of Rio de Janeiro, inside the urban perimeter", where "industrial building 1400 has been erected, with a building area of 18,221.00 sq. m, enrolled with PMDC under number 2086470, real estate code 2.2.050.033.001, CL 179531", on former Paraná Street, currently "Marumbi Street", described in details in Registration 20,590, of Oct 16, 1989, at the Real Estate Registry Office of the 1st Division, Judicial District of Duque de Caxias, State of Rio de Janeiro, city registry aforementioned; amount for amalgamation purposes: R$ 6,499,218.67;

f) "Industrial lot with an area of 132,600 sq. m", located on Hidrogênio Street, in Camaçari, State of Bahia", described in details in Registration 488, of Sep 11, 1992, of the 2nd Real Estate Registry Office of Camaçari, State of Bahia, city registry 017978-7; amount for amalgamation purposes: R$ 699,916.55;

From Polibrasil Compostos S.A.:

a) "Industrial facilities built on its own tract of land, located at Rua do Hidrogênio 1404, Petrochemical Park of Camaçari, in Camaçari, State of Bahia, measuring such tract of land 19,961.89 sq. m", described in details in Registration 2403, of Jul 09, 1997, of the 2nd Real Estate Registry Office of Camaçari, State of Bahia, city registry 052620-7; amount for amalgamation purposes: R$ 209,151.10.

6. it informed that the present amalgamation is not subject to the Tax on the Transmission of Real Estate and the Rights Related Thereto (ITBI), in compliance with

article 156, § 2, I, Federal Constitution, and article 37, § 4, National Tax Code (Law 5,172, of Oct 25, 1966);

7. it informed that the Amalgamator shall succeed the Amalgamated Polibrasil Resinas S.A. at the following establishments, which are to be maintained and transferred to the amalgamator, being the same state registries preserved: Avenida Ayrton Senna da Silva 2700, Mauá, State of São Paulo, Tax ID *(CNPJ)* 59,682,583/0001-20; State Registry 442,017,058,115; Avenida Dr. Chucri Zaidan 80, 10th and 11th floors, Building C, Capital City of the State of São Paulo, Tax ID *(CNPJ)* 59,682,583/0008-05; State Registry 116.080.125.115; Rua Marumbi 1400, Duque de Caxias, State of Rio de Janeiro, Tax ID *(CNPJ)* 59,682,583/0004-73; State Registry 84,073,571; and Rua Hidrogênio 1404 - Part, Camaçari, State of Bahia, Tax ID *(CNPJ)* 59,682,583/0005-54; State Registry 24,531,140);

8. it informed that the Amalgamator shall succeed the Amalgamated Polibrasil Compostos S.A. at the following establishments, the state registries of which shall be cancelled: Avenida Ayrton Senna da Silva 2700 – room 313 – Part and Booths from 131 to 163, Unit 2900 - Warehouse, Mauá, State of São Paulo, Tax ID *(CNPJ)* 16,054,801/0001-70; State Registry 442,077,789,114; Avenida Dr. Chucri Zaidan 80, 11th floor, Wing 1, Building C, Capital City of the State of São Paulo Tax ID *(CNPJ)* 16,054,801/0005-01; State Registry 116,091,251,113; and Rua Hidrogênio 1404, Camaçari, State of Bahia, Tax ID *(CNPJ)* 16,054,801/0003-31; State Registry 24.430.962;

9. it declared the amalgamated companies Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A. and Polibrasil Compostos S.A. as terminated, as provided for in article 1118, Civil Code;

10. it amended and restated its bylaws, pursuant to the instrument attached hereto, which is an integral part hereof.

São Paulo, November 30, 2005.

FILE N° 82-34667

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
An Authorized Capital Publicly Traded Company
Federal Tax ID *(CNPJ/MF)* No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5

Summary of the Minutes of the Special General Meeting held on November 30, 2005, at 5 p.m.

1. it ratified the appointment of the company Adviser Auditores Independentes to appraise the stockholders' equity of the amalgamating companies Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A., and Polibrasil Compostos S.A.;

2. it approved the appraisal reports on the stockholders' equities of the amalgamating companies Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A., and Polibrasil Compostos S.A., as prepared by the company Adviser Auditores Independentes, which become an integral part hereof;

3. it approved the amalgamation of Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A., and Polibrasil Compostos S.A., which are absorbed by Suzano Petroquímica S.A., in order to be their successor concerning all of their rights and obligations;

4. it informed that such amalgamations are performed with no increase of capital, pursuant to the protocol approved;

5. it informed, for purpose of record or annotation at the relevant public registry offices, that among the assets and rights transferred to the Amalgamator by virtue of the present amalgamation, the following properties are included, which are briefly described, as provided for in article 2, Law 7,433, of Dec 18,1985, and that belonged to Polibrasil Resinas S.A. and Polibrasil Compostos S.A., all in compliance with the registration certificates attached hereto, which become an integral part hereof:

From Polibrasil Resinas S.A.:

a) "A tract of land with an area of 4,679.12 sq. m, consisting in part by plot 06 of Oratório Farm, urban perimeter, called 'area J3B', tax enrolment 09,003,019-8 (larger area)", located at Avenida Ayrton Senna da Silva 2700, Jardim Oratório District, Mauá, State of São Paulo, described in details in Registration 30,272, of Jul 31, 1991, at the Real Estate Registry Office of Mauá, State of São Paulo, current city registry 09,003,020; amount for amalgamation purposes: R$ 1,179,961.69;

b) "A tract of land measuring 139,200.00 sq. m", on which "building 2643 on Avenida Ayrton Senna da Silva is erected, with a building area of 39,780.80 sq. m", located in Mauá, State of São Paulo, Jardim Oratório District, described in details in Registration 36,375, of Apr 15, 1998, at the Real Estate Registry Office of Mauá, State of São Paulo, city registry 09,003,011 (larger area); amount for amalgamation purposes: R$ 2,546,263.33;

c) "A tract of land with an area of 57,421.25 sq. m, consisting in part by plot 06 of Oratório Farm", located at Avenida Ayrton Senna da Silva 2643, Jardim Oratório District, Mauá, State of São Paulo, described in details in Registration 39,697, of May 18, 2001, at the Real Estate Registry Office of Mauá, State of São Paulo, city registry 09,003,011 (larger area); amount for amalgamation purposes: R$ 2,140,708.69;

d) "A tract of land located at the Santo André Road – City of São Mateus (connecting km 29 of the Adutora Road, from Rio Claro to Mauá), Juta Farm, SERLA Plan AU/01/1412/83 in Itaquera District", Capital City of the State of São Paulo, described in details in Registration 191,066, of Mar 11, 2005, at the 9th Real Estate Registry Office of this Capital City, INCRA enrolment 638,358,515,019-1; amount for amalgamation purposes: R$ 322,525.00;

e) "Lot B, located at Jardim Balneário Ana Clara District, 2nd district of Duque de Caxias, State of Rio de Janeiro, inside the urban perimeter", where "industrial building 1400 has been erected, with a building area of 18,221.00 sq. m, enrolled with PMDC under number 2086470, real estate code 2.2.050.033.001, CL 179531", on former Paraná Street, currently "Marumbi Street", described in details in Registration 20,590, of Oct 16, 1989, at the Real Estate Registry Office of the 1st Division, Judicial District of Duque de Caxias, State of Rio de Janeiro, city registry aforementioned; amount for amalgamation purposes: R$ 6,499,218.67;

f) "Industrial lot with an area of 132,600 sq. m", located on Hidrogênio Street, in Camaçari, State of Bahia", described in details in Registration 488, of Sep 11, 1992, of the 2nd Real Estate Registry Office of Camaçari, State of Bahia, city registry 017978-7; amount for amalgamation purposes: R$ 699,916.55;

From Polibrasil Compostos S.A.:

a) "Industrial facilities built on its own tract of land, located at Rua do Hidrogênio 1404, Petrochemical Park of Camaçari, in Camaçari, State of Bahia, measuring such tract of land 19,961.89 sq. m", described in details in Registration 2403, of Jul 09, 1997, of the 2nd Real Estate Registry Office of Camaçari, State of Bahia, city registry 052620-7; amount for amalgamation purposes: R$ 209,151.10.

6. it informed that the present amalgamation is not subject to the Tax on the Transmission of Real Estate and the Rights Related Thereto (ITBI), in compliance with

article 156, § 2, I, Federal Constitution, and article 37, § 4, National Tax Code (Law 5,172, of Oct 25, 1966);

7. it informed that the Amalgamator shall succeed the Amalgamated Polibrasil Resinas S.A. at the following establishments, which are to be maintained and transferred to the amalgamator, being the same state registries preserved: Avenida Ayrton Senna da Silva 2700, Mauá, State of São Paulo, Tax ID *(CNPJ)* 59,682,583/0001-20; State Registry 442,017,058,115; Avenida Dr. Chucri Zaidan 80, 10th and 11th floors, Building C, Capital City of the State of São Paulo, Tax ID *(CNPJ)* 59,682,583/0008-05; State Registry 116.080.125.115; Rua Marumbi 1400, Duque de Caxias, State of Rio de Janeiro, Tax ID *(CNPJ)* 59,682,583/0004-73; State Registry 84,073,571; and Rua Hidrogênio 1404 - Part, Camaçari, State of Bahia, Tax ID *(CNPJ)* 59,682,583/0005-54; State Registry 24,531,140);

8. it informed that the Amalgamator shall succeed the Amalgamated Polibrasil Compostos S.A. at the following establishments, the state registries of which shall be cancelled: Avenida Ayrton Senna da Silva 2700 – room 313 – Part and Booths from 131 to 163, Unit 2900 - Warehouse, Mauá, State of São Paulo, Tax ID *(CNPJ)* 16,054,801/0001-70; State Registry 442,077,789,114; Avenida Dr. Chucri Zaidan 80, 11th floor, Wing 1, Building C, Capital City of the State of São Paulo Tax ID *(CNPJ)* 16,054,801/0005-01; State Registry 116,091,251,113; and Rua Hidrogênio 1404, Camaçari, State of Bahia, Tax ID *(CNPJ)* 16,054,801/0003-31; State Registry 24.430.962;

9. it declared the amalgamated companies Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A. and Polibrasil Compostos S.A. as terminated, as provided for in article 1118, Civil Code;

10. it amended and restated its bylaws, pursuant to the instrument attached hereto, which is an integral part hereof.

São Paulo, November 30, 2005.

SUZANO PETROQUÍMICA S.A. BYLAWS

TITLE I
Name, headquarter, term and object

Article 1
SUZANO PETROQUÍMICA S.A. is a joint stock company of authorized capital, governed by these bylaws and the applicable legal provisions, operating in an ethically responsible way and respecting the human rights.

Article 2
The company is headquartered in the city, municipality and court district of São Paulo, Capital of the State of São Paulo, and it is submitted to its court jurisdiction.

Sole Paragraph
The opening and closing of branches, offices, plants, laboratories, agencies and warehouses shall occur upon decision by the Board of Directors.

Article 3
The term for the Company's duration is perpetual.

Article 4
The object of the Company is:
a) The participation, as a member or shareholder in any company or undertaking;
b) The industry, trade, development, import, export, transportation, agency and consignment of petrochemical products and its byproducts, compounds and derivates, such as polypropylene, polypropylene films, polyethylenes, elastomers and its respective manufactured products;
c) the leasing or loan for use of goods owned by it or of which it has the possession resulting from a leasing agreement, provided that this is done aiming the social object mentioned in letter "b" above, and
d) the rendering of services related to the above mentioned activities.

TITLE II
Capital and shares

Article 5
The capital stock, fully paid in, is of eight hundred and twenty-six million, two hundred and eighty–two thousand, nine hundred and ten *reals* and forty-four cents (R$ 826,282,910.44), divided into two hundred and twenty-six million, six hundred and ninety-five thousand, three hundred and eighty (226.695.380) registered shares, with no face value, of which ninety-seven million, three hundred and seventy-five thousand and four hundred and forty-six (97.375.446) are common and one hundred and twenty-nine million, three hundred and nineteen thousand, and nine hundred and thirty-four (129.319.934) are preferred.

Paragraph One
According to resolution by the Management Board, the capital stock may be increased, regardless any amendment to the bylaws, through the issue of new common shares, up to the limit of one hundred and thirty-nine million, six hundred and fifty-nine thousand, nine hundred and sixty-seven (139,659,967) common shares and new preferred shares, up to the limit of two hundred and seventy-nine million, three hundred and nineteen thousand, nine hundred and thirty-four (279,319,934) preferred shares, respecting, in this last case, the limit of two thirds (2/3) of the total issued shares.

Paragraph Two
In the resolution on the issuance of preferred shares, the Management Board shall indicate the quantity, price and issuance conditions, the form of subscription, whether in cash or in installments, and, in this case, the minimum amount to be paid at the moment of the subscription and the terms and conditions for payment of the balance.

Paragraph Three
Except what is set forth in the next paragraph, in case the capital is increased, the shareholders shall have the preemptive right in the subscription of the shares to be issued, in the proportion of the number and kind of shares held by them. The term for the exercise of this right shall be thirty (30) days, counted from the publication of the respective Notice to Shareholders.

Paragraph Four
The Management Board may either suspend the preemptive right or reduce the term of its exercise by the shareholders in any issue of shares, debentures convertible in shares or subscription bonus, whose placement is made through (i) the sale at a stock exchange or public subscription; or (ii) swap by shares, in a public offer of control acquisition, according to the law.

Article Six
The Company is prohibited to issue founder's shares.

Article Seven
The adoption of book-entry shares with no voting right is permitted, and those shall be kept in deposit accounts opened in the name of its holders, at a financial institution duly authorized by the Securities and Exchange Commission – CVM, and may be charged from the shareholders the compensation set forth in paragraph 3, article 35, Law 6,404/76.

Article Eight
Each common share shall be entitled to one vote in the General Meetings.

Article Nine
The preferred shares shall be entitled to the following:
a) Priority in the capital reimbursement, with no premium;
b) Participate, in equal conditions with the common shares, in the distribution of dividends corresponding to at least thirty per cent (30%) of the fiscal year's net income, adjusted according to article 202, Share Companies Act;

c) Right to tag along in public offers, by the amount equivalent to 80% of the price paid by shares which compose the control block, in case of tag along of the company, according to Title VIII hereof;

d) Participate, in equal conditions with the common shares, in the receipt of bonus shares resulting from the capitalization of reserves or funds of any nature, or even division.

Paragraph One

The preferred shares shall not be entitled to vote, except in the case of paragraph five below.

Paragraph Two

The Company is entitled, upon decision by its General Meeting, to create, at any time, new classes of preferred shares or to increase the quantity of preferred shares of existing classes, without keeping proportion with the remaining ones, provided this quantity of preferred shares, with no voting right, does not exceed two thirds (2/3) of the issued capital stock. The creation or increase of preferred shares may also be carried out to meet a shareholder's request according to article 11 hereof.

Paragraph Three

The decisions about any capital stock increase shall indicate how the first subsequent dividend, to which the new shares shall be entitled, will be calculated.

Paragraph Four

In case of capital increase through capitalization of reserves or funds of any nature, the new shares, if issued, shall follow the respective proportions as regards the quantity, kind and classes of shares then existing, on the occasion of the increase, and must further be fully observed the rights assigned to each kind and class of shares issued by the Company.

Paragraph Five

The preferred shares shall be entitled to vote on any subject submitted to the General Meeting as regards (a) the transformation, amalgamation, split and merger of the Company; (b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, as well as other companies in which the Controlling Shareholder has interest, whenever by reason of a legal or bylaws provision, the approval of these agreements is decided in a General Meeting; (c) the evaluation of assets intended to carry out the capital increase of the Company; (d) the appointment of a specialized company to evaluate the economic value of the shares issued by the Company, in the cases set forth from article 42 on; and (e) the amendment to or revocation of the provisions hereof which result in the noncompliance by the Company with the requirements set forth in Section IV, item 4.1, in the Rules of Differentiated Practices of the Corporative Governance – Level 2 of BOVESPA (São Paulo Stock Exchange) (hereinafter referred as "Rules of Level 2").

Article 10
In case any shareholder retires from the company, the amount to be paid by the Company as a reimbursement for the shares of the shareholders who have exercised the right of retirement, in the cases set forth by law, must correspond to the equity value assessed according to article 45, Law No 6,404/76, except in the cases in which the economic value of such shares, assessed according to the evaluation procedure accepted by Law No 6,404/76, is less than the mentioned equity value, and in this case the criteria of economic value shall be applied for the reimbursement calculation.

Article 11
The shareholder has the power to require the conversion of part or even the totality of his common shares into preferred shares and, in this case, each common share shall simply be converted into a preferred share, observed the limit of two thirds (2/3) of the total issued shares.

TITLE III
General Meeting

Article 12
The annual General Meeting shall be held within the four (4) months after the end of the fiscal year; and the special General Meeting when convened by the Chairman of the Management Board, by any Deputy Chairman of the Management Board, or further in the cases set forth in law.

Article 13
The General Meeting will be installed by the Chairman of the Management Board or, is his absence, by the Chairman Director, or by any Director, and, then, the shareholders will choose the Chairman of the General Meeting, who will invite one of the members present to serve as secretary.

TITLE IV
Company management

Article 14
The Company administrative bodies are:

a) the Management Board; and
b) the Board of Directors.

Article 15
The Management Board is the body of collegiate decision, and the company shall be exclusively represented by its Directors.

Article 16
The tenure for the Management Board and the Board of Directors is of one (1) year, but may be extended up to the occasion the new elected members take office. The reelection is admissible.

Article 17
The Annual General Meeting will set the annual global amount for the compensation of the Management Board and the Board of Directors, which shall be divided between such bodies by the Management Board and each body has to decide on the form in which the fixed amount will be distributed among its respective members.

SECTION I – THE MANAGEMENT BOARD

Article 18
The Management Board shall consist of five (5) to nine (9) members, who shall mandatorily be shareholders, residing or not in Brazil, elected by the General Meeting, which can dismiss them at any time. The General Meeting shall assign the Chairman and up to two (2) Deputy Chairmen of the Management Board.

Paragraph One
Starting from and including the 2005 Annual General Meeting, the shareholders holding preferred shares representing at least ten per cent (10%) of the capital stock are entitled to elect and dismiss one (1) member of the Management Board in a separate election in the General Meeting, except the controlling shareholders, according to article 141, paragraph 4, item II, Share Companies Act, with the wording set forth in Law 10,303, of Oct 31, 2001, with the reduction of the original term set forth in article 8, paragraph 4 of the same law, from 2006 to 2005.

Paragraph Two
The members of the Management Board will take office upon the execution of the respective instrument, registered in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Rules of Level 2. The members of the Board must, immediately after taking office, notify BOVESPA about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Article 19
The Management Board has the competence to:
a) determine the general guidelines of the Company businesses;
b) elect and dismiss Directors, at any time, and determine their functions and competences, whenever these are not foreseen herein;
c) inspect and evaluate the Directors' administration; examine, at any time, the Company books and documents; request information on agreements entered or about to be entered, and any other acts;
d) decide on the issue of preferred shares, according to paragraphs one through four, article 5 hereof;
e) give its opinion on the management report and the Board of Directors accounts, including as regards the proposal of allocation of income and the resulting proposal of distribution of dividends;
f) select and dismiss the independent auditors, provided the right of veto set forth in the law;
g) approve the accounting criteria and practices;

h) issue opinions on any proposals or recommendations from the Board of Directors to the General Meeting;

i) authorize the acquisition of shares issued by the Company, for the purposes of cancellation or permanence with the treasury and subsequent sale;

j) follow up and assess the economic and financial performance of the company;

k) approve the global and long-term strategy of the company and the controlled companies;

l) examine, approve and control the compliance with the multi-annual investment budged, and the operating annual budgets prepared by the Board of Directors;

m) decide on the assignment or not of the preemptive right to the old shareholders, or even reduce the term of this right, in the issues of shares, debentures convertible into shares and subscription bonus, the placement of which is made through one of the modalities set forth in article 172, Law No 6,404/76;

n) according to what is set forth in letter "m" above, decide on the issue of securities, including promissory notes, for public or private distribution, in the country or abroad, according to the respective legislation and these bylaws;

o) indicate the Director of Investors' Relationships; and

p) create, if and when applicable, other Management Board Committees, according to what is set forth in article 20 and the following, and

q) authorize the initial or subsequent participation of the Company as a member, a shareholder, or copartner, in any other company or undertaking, to grant this participation as collateral to third parties in the operations of the company and the sale, at any title, and under any conditions, of any participation in the assets of the company;

r) to authorize the Board of Directors, through the establishment of competences and criteria to be defined by means of a decision approved at a Meeting of the Management Board, whose minutes should be duly registered with the Registry of Commerce of the State of São Paulo, to:

 r.1) acquire, encumber and dispose of properties of any nature, related to the fixed assets;

 r.2) establish collateral of any nature and chattel mortgage as guaranty;

 r.3) enter financial operations, either as an active party or not, including those called "vendor", in which the company acts as guarantor or endorser of its customers;

 r.4) to enter any other agreements within the competence amounts defined;

 r.5) to perform, or determine to be performed, any acts not expressly set forth herein, provided that they are legally within its competence;

 r.6) to lodge or quit actions, lawsuits, proceedings, measures or any legal or administrative demands, in addition to the adoption of measures aiming at the compensation of tax credits;

s) decide on the creation of a Advisory Council to advise the Management Board members, indicating positions, compensation and working rules for that body.

t) to decide on proposals from the Board of Directors concerning the distribution of interest on its own capital and/or intermediate dividends.

Sole Paragraph

As for letter "f" above, it is hereby set forth that in case the competences defined through a decision approved at a Meeting of the Management Board are exceeded, the approval of any of such matters is to be a competence of the Company Management Board.

Article 20
With the purpose to (i) increase the interaction and cooperation between the Board of Directors and the Management Board, (ii) provide a deep analysis of relevant and strategic subjects, providing the Management Board decision making process with proper information and a greater quality and efficiency as well as (iii) to be in compliance with the most modern rules of corporative governance, the possibility of creation of Management Board Committees is herein established, and its purpose shall be to state an opinion on the subjects of its competence, according to the terms hereof and Management Board decisions.

Paragraph One
Each Committee shall consist of two (02) to five (05) people, members or not of the Management Board, appointed by the Management Board and with the same term of office of its members, and the Management Board Chairman must further appoint a Coordinator for each Committee. The members of the Committees may take part in more than on Committee, at the Management Board discretion, and shall have the same duties and legal responsibilities of the company managers. The Management Board may dismiss or replace the Committee members at any time. The Committees shall decide by majority of its members, and the Coordinator shall have the casting vote when the Committee is made up by an even number of members.

Paragraph Two
The Committees may count on the cooperation of other professionals, as well as the administrative structure of support. The compensation of such professionals, including the Committees' members, and the expenses of the administrative structure of support, shall be borne by the Company. When deemed necessary, the Committees may also determine the hiring of external advisory professionals, whose fees shall be paid by the Company.

Paragraph Three
The Management Board must create Internal Bylaws containing specific rules concerning the Committees' works, competence, compensation and procedures.

Article 21
Without prejudice to the creation of other Committees by the Management Board, it is also created the **Strategy Committee**, which shall have its duties set forth by the Management Board, including, among others, to assist the Management Board in the compliance with its responsibilities concerning the area of long-term strategy of the Company. Such Committee must give an opinion prior to any decision of the Management Board on the subjects set forth in letter "a" and "k", article 19 hereof.

Article 22
The Management Board Chairman must, at his sole discretion, with the help of the respective Management Board Committees in the cases of letters "b", "c" and "d" below:

a) represent the Management Board before third parties;
b) suggest to the Management Board on the general direction of the corporate businesses to be transmitted to the Board of Directors;
c) prepare all the elements necessary to the practice of the acts of competence of the Management Board; and
d) follow-up and support the actions of the Board of Directors and/or any of its members.

Article 23
In case of temporary impediment or absences, the Management Board Chairman shall be replaced by one of the Deputy Chairmen of this body, and the replaced member must assign the substitute; and if such assignment does not occur, the Management Board shall make such assignment.

Paragraph One
When there is any vacancy in the Management Board, a Special General Meeting must be convened for, within a period not exceeding twenty (20) days, to decide on the respective assignment, if necessary to maintain the minimum number of members of this body or if the assignment for the position is deemed necessary.

Paragraph Two
The replacements set forth in this article may result in the accumulation of the positions and the voting rights in the Management Board meetings, but not of the compensation and other benefits applicable to the replaced person.

Article 24
The Management Board will meet upon call by its Chairman, any of its Deputy Chairmen, or the Chairman Director, with at least two (02) days of advance, and the call must contain the order of the day, and can be made through electronic mail and the quorum for its opening is of at least two thirds (2/3) of its members, in 1st call, and a majority of its members in 2nd call. The resolutions of the Management Board shall be taken by a majority of its members attending to the meeting, among who must be present the Chairman or any Deputy Chairman of this body. The Management Board Chairman shall have the casting vote.

Paragraph One
The members of the Board may take part in the meeting by phone, video conference or another mean of communication; and in order to make sure that the members of the Board effectively take part at the meeting and the authenticity of their votes, those members must submit, within the three (3) days following such meeting, at the company's headquarter or send by fax, documents executed by them confirming that they will take part and the content of their votes, and such action is dispensed with by the execution of the corresponding minutes of the Management Board meeting by such member, which shall mention the form through which that member has taken part.

Paragraph Two
Any member of the Management Board will be entitled to be represented, through written document or by means of electronic mail, by one of its peers in the Management Board meetings, either to be counted for "quorum" purposes for installment of the meeting, or to vote, with the power to indicate or not the meaning of its vote. Such representation shall end simultaneously with the closure of the Management Board meeting.

Paragraph Three
Likewise, votes by letter, telegram, electronic mail or fax are allowed, when received by the Management Board Chairman or his substitute until the moment of the meeting.

Paragraph Four

The Management Board Chairman is entitled to invite to take part in the meetings, but without voting rights, any member of the Management Board or the Board of Directors Committees who is not a member of the Management Board, and, further, any other officer of the Company or the representative of its independent auditor, or any third party which may contribute with opinions, information and suggestions as aids for the Management Board members' resolutions.

Paragraph Five

The Management Board may also appoint as honorary member a person of professional acknowledged competence and who has a history of dedication to the Company, who may be consulted, for information, in the Management Board meetings.

SECTION II – THE BOARD OF DIRECTORS

Article 25

The Company shall be managed by a Board of Directors consisted of three (3) to seven (7) members, with one (1) Chairman Director, one (1) Planning and Participations Superintendent Director, one (1) Financial Director and one (1) to three (3) Directors without specific assignment, all of them residing and domiciled in Brazil, shareholders or not, elected by the Management Board and dismissed by it at any time, their reelection being permitted.

Paragraph One

The Board of Directors members shall take office upon the execution of the respective term, recorded in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Rules of Level 2. The Directors must, immediately after taking office, notify BOVESPA about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Paragraph Two

The area of action and specific competence of each member of the Board of Directors may be established by the Management Board, when they are not set forth herein.

Paragraph Three

The members of the Board of Directors may not assume, personally, any guaranty or surety.

Paragraph Four

The Board of Directors may, through a meeting, appoint persons under the title of Managing Director to either run or manage sectors or areas, and such procedure does not mean a delegation of authority which, whether by operation of law or hereby, is exclusive to elected Directors, and thus such persons are not to be granted with the status of member of any bylaws body.

Article 26

In case of temporary impediment or absences:

a) of the Chairman Director, the Management Board Chairman shall appoint his substitute;

b) of any other Director, his substitute shall be appointed by the Management Board Chairman among the other members of the Board of Directors or among the direct subordinates of the absent or impeded Director, upon his recommendation. In this last case, the direct subordinate replacing the absent or impeded Director shall take part in all routine activities and shall have all the responsibilities of the referred Director, including to be present in the Board of Directors meetings to present the subjects concerning the replaced Director without, however, exercising the voting right or receiving the replaced Director's compensation.

Paragraph One

In case of any vacancy in the Board of Directors, the Management Board shall meet to decide about the actions to be taken to fill the vacancy in case it is necessary to reach the minimum number of members in the Board of Directors or if they deem convenient to fill the vacancy. The term of office of the Director so elected will cease simultaneously with the one of his peers.

Paragraph Two

Provided what is set forth in article 26, b), above, the replacements set forth herein will result in the cumulation of positions, including the voting right, but not in the cumulation of compensation and other benefits applicable to the replaced person.

Article 27

The Board of Directors will meet whenever convened in writing by the Chairman Director or by any two (02) Directors, the electronic mail being accepted, and the notice shall indicate the agenda and shall be sent up to two (02) days in advance. These meetings shall be valid if attended by a majority of the Board members in office, among who the Chairman Director or his substitute.

Paragraph One

In all Board of Directors' meetings, the decisions shall be taken by a majority of votes of the attending members. In case of a tie, the Chairman shall have the casting vote. However, in case the Chairman or his substitute be beaten in any decision of the Board of Directors, he shall be entitled to appeal to the Management Board and suspend the appealed against decision until this body makes a statement.

Paragraph Two

The Board of Directors may meet, regardless any formal call, when there is any urgent matter. In order to this meeting be considered valid, it is necessary the attendance, personally or by proxy, of two thirds (2/3) of the Board of Directors' members, including the Chairman Director or his substitute, and that the resolution is unanimously approved.

Article 28

Besides the authority required to perform both corporate and management purposes of the Company, the Board of Directors is granted with the following authority:

a) to comply with and cause the compliance with the provisions hereof, the decisions from the General Meeting and the Management Board;

b) to run and manage corporate affairs, pursuant to the guidelines established by the Management Board;
c) to prepare monthly balance sheets and management reports, pursuant to the guidelines established by the Management Board;
d) to prepare the financial statements of each term, as provided for herein and/or in the applicable laws and regulations, by including, when applicable, a proposal for profit allocation, and submitting it to the Management Board;
e) to approve the procedures discussed in articles thirty-three (33) and thirty-four (34) hereof;
f) prepare both annual and pluriannual operation and investment budgets, comprehending, among others, industrial, commercial, financial and human resource plans, to be submitted to the Management Board;
g) to decide on the transactions referred to from letters "r.1" to "r.6" of article nineteen (19) hereof, in accordance with the competence amounts previously set forth by the Management Board;
h) to inform the Management Board, as represented by its Chairman, about any issue of material importance for the company operations;
i) to strive for the continuous improvement of the corporate environment and the results;
j) to give guaranties and/or suretyships for the benefit of other companies in which the Company has direct or indirect interests, either as a member or shareholder, by complying with the limit related to the full amount of such guaranteed obligation, corresponding to the percentage of such interest in the capital stock of said company;
k) to compromise, waive, quit and enter commitments;
l) to decide on the vote of the Company in subsidiaries, controlled and affiliated companies in which it has either direct or indirect interest;
m) to decide on the opening or close-down of branches, offices, plants, laboratories, agencies and warehouses, and
n) to monitor the performance of the Company investments;
o) any other authority which is not set forth, whether hereby or by operation of law, as exclusively held by the Management Board or the General Meeting.

Paragraph One

The approval of matters discussed in letters "g" (provided they are within the reach of the competence previously set forth by the Management Board), "j", "k", "l" and "m" of article 28 above, should be made at a meeting of the Board of Directors, by following the procedures defined herein.

Paragraph Two

The Board of Directors may submit to the Management Board a proposal for a capital increase according to what is set forth in paragraph 1, article 5 hereof.

Article 29

The Company shall be represented, actively and passively, by the Chairman, individually, or by the Superintendent Director together with any other Director, in acts and operations which shall create obligations for it or discharge third parties from obligations towards it. In the cases mentioned in paragraph one, article 28 above, the execution of the act or instrument by the company's representatives shall depend on the prior approval by a meeting of the Board of Directors.

Paragraph One
The Company may be represented by one Director and one attorney, by two attorneys or even by one single attorney, provided that, on the occasion of granting the power of attorney, it is represented by (i) the Chairman Director, individually, or (ii) by any two Directors, and the powers granted to the attorney(s) and the term of the power of attorney are specified therein, in an accurate and consistent way, according to paragraph 5 below.

Paragraph Two
Powers with substitution clause shall not be granted, except for court purposes, when the substitution shall be admitted provided that the substituting attorney reserves equal powers to him.

Paragraph Three
Notwithstanding the provisions herein, the Company may be individually represented by any Director or attorney:

a) before any federal, state or municipal bodies and agencies, governmental agencies, state-owned companies, state-and-private-owned companies and foundations, solely for administrative purposes;
b) in case of check or bills on behalf of financial institutions, for the effect of deposit in the Company's account, in the first case, and discount and/or collateral and/or merchant pledge and/or collection, in the second case, including for the execution of the respective agreements, proposals and statements;
c) before the Labor Justice, Department of Justice and Trade Unions, including for the purposes of appointment of representatives and as regards issues related with hiring, suspension and dismissal of employees and/or labor agreements;
d) before third parties, for the purposes of representation which does not involve liability of any nature for the Company or discharge of obligation towards it.

Paragraph Four
The initial summons of the Company shall only be valid when made to the Chairman Director or to two Directors.

Paragraph Five
Except for court purposes or in case of representing the Company in administrative contentious with the Public Administration bodies and procedures related to brands and patents, all other power of attorneys granted by the Company shall be effective up to June 30 of the year following the granting of the same power of attorneys, if a shorter term is not set forth, and, in any case, the respective instrument must always mention the term.

TITLE V
Audit Committee

Article 30
The Audit Committee is a permanent body and shall be composed of three (3) to five (5) members and substitutes in equal number, who shall receive the minimum compensation set forth by law.

Sole Paragraph
The members of the Audit Committee will take office upon the execution of the respective instrument, registered in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Rules of Level 2. The Audit Advisors Directors must, immediately after taking office, notify BOVESPA about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Article 31
The members of the Audit Committee shall be replaced in case of impediment or absence or in case of vacancy by their respective substitutes.

TITLE VI
Balance sheets and net income destination

Article 32
The fiscal year shall coincide with the calendar year and, thus, end on December 31 of each year, when the balance sheets shall be prepared together with the administrative bodies which shall submit to the Annual General Meeting the proposal for destination of the net income, adjusted according to article 202 of the Share Companies Act, in compliance with the following deduction order, as per the law:

a) five per cent (5%) at least, to the Legal Reserve Fund, up to twenty per cent (20%) of the capital stock;
b) the amounts that legally must be destined to the Contingent Reserve;
c) the amount necessary to pay a dividend which represents, in each year, thirty per cent (30%), at least, of the adjusted annual net income, as set forth in article 202 of the Share Companies Act. The dividends shall be declared with full respect to the rights, preferences, advantages and priorities of the then existing shares, according to the law and to these bylaws and, when applicable, to the General Meeting decisions;
d) the balance of the adjusted net income, if any, shall be destined as decided by the General Meeting, upon proposal by the Board of Directors with the favorable opinion by the Management Board, and with the power to devote up to ninety per cent (90%) of the balance of the adjusted net income to the Capital Increase Reserve, in order to guarantee proper operating conditions. The amount of the Capital Increase Reserve cannot exceed eighty per cent (80%) of the capital stock. The remaining adjusted net income, after the deductions for the Capital Increase Reserve, may be devoted to the Special Statutory Reserve in order to guarantee the continuity of dividend distribution, until the balance of the Special Statutory Reserve reaches the limit of twenty per cent (20%) of the capital stock.

Paragraph One
As set forth in article 197 and its paragraphs of the Share Companies Act, in the fiscal year in which the amount of the mandatory dividend, calculated according to the terms hereof or according to article 202 of the mentioned law, exceeds the amount of accumulated net income of that year, the General Meeting may, upon proposal of the administrative bodies, devote the excess to the constitution of an income reserve for subsequent distribution.

Paragraph Two
According to provisions of article 199 of Share Companies Act, the income reserve balance, except the contingent and future income reserves, cannot exceed the capital stock; when this limit is reached, the General Meeting will decide on the application of the surplus, on the payment or the capital stock increase, or on the dividend distribution.

Paragraph Three
The General Meeting may allocate to the members of the Management Board and Board of Directors an income sharing according to the cases, form and legal limits.

Paragraph Four
After the deductions set forth in this article and its paragraphs, the remaining income may be retained in full or in part, upon decision of the Annual General Meeting, based on the capital budget prepared by the administrative bodies, with an opinion by the Audit Committee, and approved by the Annual General Meeting, thus allowing that the Company may dispose of funds generated by its operations to maintain the investments already made, or that come to be made, required for its maintenance and development. The referred capital budget must be annually reviewed by the Annual General Meeting when its term exceeds one year.

Article 33
Upon proposal by the Board of Directors, approved by the Management Board, the Company may pay interests to the shareholders, as compensation for the own capital, up to the limit set forth in article 9, Law No 9,249, of December 26, 1995; and according to paragraph 7 of the same article, the eventual amounts thus paid may be imputed to the amount of mandatory dividend set forth in law and in these bylaws.

Article 34
A semiannual balance shall be prepared on the last day of June of each year, and upon proposal by the Board of Directors, approved by the Management Board:

a) The declaration and payment of semiannual dividend, on account of the annual dividend, shall be authorized;
b) Special balance sheets shall be prepared and dividends shall be distributed in shorter periods, on account of the annual dividend, provided the total dividend paid in each semester of the fiscal year does not exceed the amount of the capital reserves;
c) Intermediate dividend to the account of accrued incomes or of reserves of existing incomes in the last annual or semiannual balance shall be determined, on account of the annual dividend.

Article 35
The annual balance sheets shall be mandatorily audited by independent auditors, registered at the Securities and Exchange Commission. Such auditors shall be elected and/or dismissed by the Management Board, according to, when applicable, what is set forth in paragraph 2, article 142, Share Companies Act.

Article 36
The dividends not received or complained shall be deemed payable for three (3) years, counted from the date when they were made available to the shareholder and after that they shall be for the benefit of the Company.

TITLE VII
The winding up

Article 37
The Company shall be winded up according to the legal provisions, and the General Meeting must establish the form of winding up and appoint the receiver who must work during the period of winding up.

TITLE VIII
The transfer of share control, the cancellation of publicly-held company registration and the interruption of differentiated practices of corporative governance

Article 38
The transfer of the Company share control, both through only one transaction or through successive transactions, must be agreed subject to suspensive or termination condition, in which the acquirer of the control is obliged to present, within at most ninety (90) days, public acquisition offer of the remaining shares of other shareholders of the company, in order to assure equal treatment to the one given to the selling Controlling Shareholder, except in the case set forth in the Sole Paragraph below.

Sole Paragraph
The public offer price mentioned above shall be eighty percent (80%) of the price paid by share of the control block, for the holders of preferred shares issued by the Company.

Article 39
The public offer mentioned above must also be carried out:
a) In case there is an onerous assignment of the share subscription rights and of other securities or rights related to securities convertible into shares which may result in disposal of the Company control;
b) In case of sale of the control by the Controlling Shareholder of the Company, when the selling controller shall be obliged to declare to the São Paulo Stock Exchange – BOVESPA, the amount assigned to the Company in this sale and attach documentation to prove it.

Article 40
The person who has Company shares and acquire the share control, in reason of a private agreement of share purchase entered with the Controlling Shareholder, involving any quantity of shares, must:
a) To formulate the public offer mentioned in article 38 hereof;
b) To compensate the shareholders who have bought shares at a stock exchange within six (6) months before the day when the Company control was sold, and must pay to them any difference between the price paid for the Controlling Shareholder shares and the amount paid at any stock exchange for shares of the Company in the same period, duly adjusted until the moment of payment.

Article 41

In the public offer of share acquisition to be carried out by the Company, provided the requirements set forth in the law in force are complied with, or by the Controlling Shareholder to cancel the publicly-held company registration of the Company or to stop the differentiated practices of corporative governance of Level 2 of the São Paulo Stock Exchange – BOVESPA, the minimum price to be offered must be equivalent to the economic value assessed in an evaluation report.

Article 42

The evaluation report mentioned in the article above must be prepared by a specialized company, with proven experience and not linked to the Company, its managers and controllers, and the report must also comply with the requirements set forth in paragraph 1, article 8, Law 6,404/76 and contain the liability set forth in paragraph 6 of the same article of said Law.

Paragraph One

The selection of the specialized company responsible for the determination of the economic value of the Company is the exclusive competence of the General Meeting, starting from the submission, by the Management Boad, of a list with three names, and the respective resolution must be approved by an absolute majority of votes of the Outstanding Shares cast in the General Meeting which decides on the subject, and the blank votes shall not be counted, and each share, regardless kind or class, is entitled to one vote on this decision.

Paragraph Two

The costs to prepare the requested evaluation report must be fully borne by the Controlling Shareholder.

TITLE IX
Transient Provisions
Maintenance of Liquidity at a Stock Exchange

Article 43

According to what is set forth in paragraphs seven, eleven and twelve below, any Purchasing Shareholder (according to what is set forth in paragraph nine), who acquires or becomes the holder of preferred shares issued by the Company, in quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company must, within sixty (60) days counted from the acquisition date or the event that resulted in the ownership of the shares in quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company, require the registration and, immediately after the registration assignment, carry out a public offer to acquire all the shares issued by the Company ("OPA"), according to what is set forth in the applicable rules of the Securities and Exchange Commission – CVM, BOVESPA and the provisions herein.

Paragraph One

The OPA must be (i) indistinctly directed to all the Company shareholders, (ii) made through auction to be carried out at BOVESPA, (iii) by the established price according to the provisions of paragraph 2 below, and (iv) paid in cash, in the national legal tender.

Paragraph Two
The acquisition price of each share issued by the Company, to be paid at the OPA, cannot be less than the result obtained according to the application of the following formula:

OPA Price = Share Value + Premium

where:

"OPA Price" corresponds to the acquisition price of each share issued by the Company at the OPA according to this article.

"Share Value" corresponds to the highest value among: (i) the highest closing unitary price reached by the preferred shares issued by the Company during the period of twelve (12) months before the OPA is carried out in any stock exchange in which the Company shares were negotiated, (ii) the highest unitary price paid by the Purchasing Shareholder, at any time, for a preferred share or lot of preferred shares issued by the Company; and (iii) the value equivalent to fifteen (15) times the Consolidated Company EBITDA (according to what is set forth in paragraph nine below) deducted from the Company net consolidated debt, divided by the total number of shares issued by the Company.

"Premium" corresponds to fifty per cent (50%) of the Share Value.

Paragraph Three
The realization of the OPA above mentioned shall not exclude the possibility of another Company shareholder, including the Controlling Shareholder or, if applicable, the own Company, formulate a competitive OPA, according to the applicable law.

Paragraph Four
The Purchasing Shareholder must comply with the possible requests or requirements of the Securities and Exchange Commission – CVM concerning the OPA, within the maximum periods set forth in the applicable law.

Paragraph Five
In case the Purchasing Shareholder does not comply with the duties set forth herein, including when it comes to comply with the maximum terms (i) to carry out or request the OPA registration or (ii) comply with the possible requests or requirements of the Securities and Exchange Commission – CVM, the Company Management Board shall convene a Special General Meeting, in which the Purchasing Shareholder shall not entitled to vote to decide about the suspension of the exercise of rights of the referred Purchasing Shareholder, including the right to receive dividends, according to what is set forth in article 120, Law No 6,404, of December 15, 1976, without prejudice to the Purchasing Shareholder's liability for damages and losses caused to the remaining shareholders as a result of the noncompliance of the liabilities set forth herein.

Paragraph Six

Any Purchasing Shareholder (according to paragraph nine below), who purchases or becomes the holder of other rights, including trust or usufruct, on the preferred shares issued by the Company, in quantity equal or superior to eight per cent (8%) of the total of the preferred shares issued by the Company, shall be equally obliged to, within at most sixty (60) days counted from the date of such acquisition or event that resulted in the ownership of such rights on the shares in quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company, carry out or request the registration, as the case may be, of an OPA, according to the provisions herein.

Paragraph Seven

The provisions herein do not apply to the case of any person who become holder of preferred shares issued by the Company in a quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company, as a result of (i) takeover of another company by the Company, (ii) takeover of shares of another company by the Company, or (iii) the subscription of Company shares, carried out in primary issue, including the issue of shares to acquire the control of another company, (iv) the performance of strategic partnerships which involve the exchange with or assignment of preferred shares by the Controlling Shareholder to third parties or (v) the transfer, to the Controlling Shareholder, of preferred shares held on the Effective Date by People Related to the Controlling Shareholder or vice-versa, as well as those among People Related to the Controlling Shareholder.

Paragraph Eight

In order to calculate the eight per cent (8%) of the total of the preferred shares issued by the Company mentioned in the main section of this article, the involuntary additions of share stake resulting from the share cancellation at the treasury or the Company capital stock reduction because of the share cancellation shall not be computed.

Paragraph Nine

For the purposes of this article, the terms below with initial capital letters shall have the following meanings:

"Purchasing Shareholder" means any person (including, without limitation, any individual or legal entity, investment fund, condominium, portfolio, universality of rights, or another form of organization, residing or domiciled in Brazil or abroad), or a group of people linked through voting agreement among themselves, or similar, and/or who acts representing the same interest of the Purchasing Shareholder, who subscribes and/or acquires shares from the Company, under any form.

"Outstanding Shares" means all shares issued by the Company except those (i) held, directly or indirectly, by the Controlling Shareholder and/or people linked to him; (ii) in the Company treasury; (iii) held by a company controlled by the Company; and (iv) held, directly or indirectly, by Company managers.

"Controlling Shareholder" has the meaning set forth in article 116, Law No 6,404, of December 15, 1976.

"Effective Date" is the date of publication of the minutes of the Special General Meeting in which the decision on the introduction of this Title IX in the Company bylaws was made.

"Consolidated EBITDA" is the Company consolidated operating income before the net financial expenses, tax income and social contribution, depreciation, and amortization, obtained from the audited consolidated financial statements related to the latest fiscal year end and made available to the market by the Company.

"People Related to the Controlling Shareholder" means any person (including, without limitation, any individual or legal entity, investment fund, condominium, portfolio, universality of rights, or another form of organization, residing, domiciled, or headquartered in Brazil or abroad), who is, directly or indirectly, controlled or managed by the Company Controlling Shareholder, (ii) who controls or manages, under any form, the Company Controlling Shareholder, (iii) who takes part in a control group of the Company Controlling Shareholder, or (iv) who is, directly or indirectly, controlled or managed by any person who controls or manages, directly or indirectly, the Company Controlling Shareholder.

Paragraph Ten
If the Securities and Exchange Commission - CVM rule applicable to the OPA set forth herein establishes the adoption of a calculation criteria to fix the acquisition price of each Company share at the OPA which results in an acquisition price higher than the one determined in the provisions of paragraph two above, it must prevail in the OPA realization set forth herein the acquisition price calculated according to the Securities and Exchange Commission – CVM rule.

Paragraph Eleven
It is not obliged to carry out the OPA the Purchasing Shareholder who, within sixty (60) days counted from the date of acquisition of the preferred shares which caused his insertion in the rule contained herein, disposes of the excess of shares at a Stock Exchange.

Paragraph Twelve
The shareholders who hold preferred shares issued by the Company in quantity equal or superior to eight per cent (8%) of the total of the preferred shares issued by the Company, on the Effective Date, shall not be obliged to carry out an OPA as set forth herein.

Paragraph Thirteen
The stakes held by the Company shareholders on the Effective Date shall not be considered for the purposes of the equity calculation set forth in this article 44. In this way, the shareholders who hold preferred shares of the Company on the Effective Date may acquire additional number of shares up to 8% of the total of the preferred shares issued by the Company, besides the stake held on the Effective Date, without incurring in the obligation to carry out the OPA as set forth herein.

Article 44
The provisions contained in this Title IX shall be applicable for a period of two (2) years counted from the Effective Date, and may be automatically postponed for equal periods, except as otherwise determined by the Company Special General Meeting on the subject.

TITLE X
Final Provisions
Arbitrage

Article 45

Any and all conflict between the Company, its shareholders, Officers and members of the Audit Committee, as regards the provisions hereof, the Share Companies Act, the Agreement of Adoption of Differentiated Practices of Corporative Governance – Level 2 of the São Paulo Stock Exchange – BOVESPA, if applicable, the norms issued by the National Monetary Board, Brazil Central Bank, the Stock Exchange Commission and other capital market norms, shall be settled through arbitrage, according to the provisions of the Rule of the Market Arbitrage Chamber, of the São Paulo Stock Exchange- BOVESPA.

São Paulo, November 30, 2005

Fábio Eduardo de Pieri Spina, Secretary

FILE Nº 82-34667

SUZANO PETROQUÍMICA S.A. BYLAWS

TITLE I
Name, headquarter, term and object

Article 1
SUZANO PETROQUÍMICA S.A. is a joint stock company of authorized capital, governed by these bylaws and the applicable legal provisions, operating in an ethically responsible way and respecting the human rights.

Article 2
The company is headquartered in the city, municipality and court district of São Paulo, Capital of the State of São Paulo, and it is submitted to its court jurisdiction.

Sole Paragraph
The opening and closing of branches, offices, plants, laboratories, agencies and warehouses shall occur upon decision by the Board of Directors.

Article 3
The term for the Company's duration is perpetual.

Article 4
The object of the Company is:
a) The participation, as a member or shareholder in any company or undertaking;
b) The industry, trade, development, import, export, transportation, agency and consignment of petrochemical products and its byproducts, compounds and derivates, such as polypropylene, polypropylene films, polyethylenes, elastomers and its respective manufactured products;
c) the leasing or loan for use of goods owned by it or of which it has the possession resulting from a leasing agreement, provided that this is done aiming the social object mentioned in letter "b" above, and
d) the rendering of services related to the above mentioned activities.

TITLE II
Capital and shares

Article 5
The capital stock, fully paid in, is of eight hundred and twenty-six million, two hundred and eighty–two thousand, nine hundred and ten *reals* and forty-four cents (R$ 826,282,910.44), divided into two hundred and twenty-six million, six hundred and ninety-five thousand, three hundred and eighty (226.695.380) registered shares, with no face value, of which ninety-seven million, three hundred and seventy-five thousand and four hundred and forty-six (97.375.446) are common and one hundred and twenty-nine million, three hundred and nineteen thousand, and nine hundred and thirty-four (129.319.934) are preferred.

Paragraph One
According to resolution by the Management Board, the capital stock may be increased, regardless any amendment to the bylaws, through the issue of new common shares, up to the limit of one hundred and thirty-nine million, six hundred and fifty-nine thousand, nine hundred and sixty-seven (139,659,967) common shares and new preferred shares, up to the limit of two hundred and seventy-nine million, three hundred and nineteen thousand, nine hundred and thirty-four (279,319,934) preferred shares, respecting, in this last case, the limit of two thirds (2/3) of the total issued shares.

Paragraph Two
In the resolution on the issuance of preferred shares, the Management Board shall indicate the quantity, price and issuance conditions, the form of subscription, whether in cash or in installments, and, in this case, the minimum amount to be paid at the moment of the subscription and the terms and conditions for payment of the balance.

Paragraph Three
Except what is set forth in the next paragraph, in case the capital is increased, the shareholders shall have the preemptive right in the subscription of the shares to be issued, in the proportion of the number and kind of shares held by them. The term for the exercise of this right shall be thirty (30) days, counted from the publication of the respective Notice to Shareholders.

Paragraph Four
The Management Board may either suspend the preemptive right or reduce the term of its exercise by the shareholders in any issue of shares, debentures convertible in shares or subscription bonus, whose placement is made through (i) the sale at a stock exchange or public subscription; or (ii) swap by shares, in a public offer of control acquisition, according to the law.

Article Six
The Company is prohibited to issue founder's shares.

Article Seven
The adoption of book-entry shares with no voting right is permitted, and those shall be kept in deposit accounts opened in the name of its holders, at a financial institution duly authorized by the Securities and Exchange Commission – CVM, and may be charged from the shareholders the compensation set forth in paragraph 3, article 35, Law 6,404/76.

Article Eight
Each common share shall be entitled to one vote in the General Meetings.

Article Nine
The preferred shares shall be entitled to the following:

a) Priority in the capital reimbursement, with no premium;
b) Participate, in equal conditions with the common shares, in the distribution of dividends corresponding to at least thirty per cent (30%) of the fiscal year's net income, adjusted according to article 202, Share Companies Act;

c) Right to tag along in public offers, by the amount equivalent to 80% of the price paid by shares which compose the control block, in case of tag along of the company, according to Title VIII hereof;

d) Participate, in equal conditions with the common shares, in the receipt of bonus shares resulting from the capitalization of reserves or funds of any nature, or even division.

Paragraph One

The preferred shares shall not be entitled to vote, except in the case of paragraph five below.

Paragraph Two

The Company is entitled, upon decision by its General Meeting, to create, at any time, new classes of preferred shares or to increase the quantity of preferred shares of existing classes, without keeping proportion with the remaining ones, provided this quantity of preferred shares, with no voting right, does not exceed two thirds (2/3) of the issued capital stock. The creation or increase of preferred shares may also be carried out to meet a shareholder's request according to article 11 hereof.

Paragraph Three

The decisions about any capital stock increase shall indicate how the first subsequent dividend, to which the new shares shall be entitled, will be calculated.

Paragraph Four

In case of capital increase through capitalization of reserves or funds of any nature, the new shares, if issued, shall follow the respective proportions as regards the quantity, kind and classes of shares then existing, on the occasion of the increase, and must further be fully observed the rights assigned to each kind and class of shares issued by the Company.

Paragraph Five

The preferred shares shall be entitled to vote on any subject submitted to the General Meeting as regards (a) the transformation, amalgamation, split and merger of the Company; (b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, as well as other companies in which the Controlling Shareholder has interest, whenever by reason of a legal or bylaws provision, the approval of these agreements is decided in a General Meeting; (c) the evaluation of assets intended to carry out the capital increase of the Company; (d) the appointment of a specialized company to evaluate the economic value of the shares issued by the Company, in the cases set forth from article 42 on; and (e) the amendment to or revocation of the provisions hereof which result in the noncompliance by the Company with the requirements set forth in Section IV, item 4.1, in the Rules of Differentiated Practices of the Corporative Governance – Level 2 of BOVESPA (São Paulo Stock Exchange) (hereinafter referred as "Rules of Level 2").

Article 10

In case any shareholder retires from the company, the amount to be paid by the Company as a reimbursement for the shares of the shareholders who have exercised the right of retirement, in the cases set forth by law, must correspond to the equity value assessed according to article 45, Law No 6,404/76, except in the cases in which the economic value of such shares, assessed according to the evaluation procedure accepted by Law No 6,404/76, is less than the mentioned equity value, and in this case the criteria of economic value shall be applied for the reimbursement calculation.

Article 11

The shareholder has the power to require the conversion of part or even the totality of his common shares into preferred shares and, in this case, each common share shall simply be converted into a preferred share, observed the limit of two thirds (2/3) of the total issued shares.

TITLE III
General Meeting

Article 12

The annual General Meeting shall be held within the four (4) months after the end of the fiscal year; and the special General Meeting when convened by the Chairman of the Management Board, by any Deputy Chairman of the Management Board, or further in the cases set forth in law.

Article 13

The General Meeting will be installed by the Chairman of the Management Board or, is his absence, by the Chairman Director, or by any Director, and, then, the shareholders will choose the Chairman of the General Meeting, who will invite one of the members present to serve as secretary.

TITLE IV
Company management

Article 14

The Company administrative bodies are:

a) the Management Board; and
b) the Board of Directors.

Article 15

The Management Board is the body of collegiate decision, and the company shall be exclusively represented by its Directors.

Article 16

The tenure for the Management Board and the Board of Directors is of one (1) year, but may be extended up to the occasion the new elected members take office. The reelection is admissible.

Article 17
The Annual General Meeting will set the annual global amount for the compensation of the Management Board and the Board of Directors, which shall be divided between such bodies by the Management Board and each body has to decide on the form in which the fixed amount will be distributed among its respective members.

SECTION I – THE MANAGEMENT BOARD

Article 18
The Management Board shall consist of five (5) to nine (9) members, who shall mandatorily be shareholders, residing or not in Brazil, elected by the General Meeting, which can dismiss them at any time. The General Meeting shall assign the Chairman and up to two (2) Deputy Chairmen of the Management Board.

Paragraph One
Starting from and including the 2005 Annual General Meeting, the shareholders holding preferred shares representing at least ten per cent (10%) of the capital stock are entitled to elect and dismiss one (1) member of the Management Board in a separate election in the General Meeting, except the controlling shareholders, according to article 141, paragraph 4, item II, Share Companies Act, with the wording set forth in Law 10,303, of Oct 31, 2001, with the reduction of the original term set forth in article 8, paragraph 4 of the same law, from 2006 to 2005.

Paragraph Two
The members of the Management Board will take office upon the execution of the respective instrument, registered in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Rules of Level 2. The members of the Board must, immediately after taking office, notify BOVESPA about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Article 19
The Management Board has the competence to:
a) determine the general guidelines of the Company businesses;
b) elect and dismiss Directors, at any time, and determine their functions and competences, whenever these are not foreseen herein;
c) inspect and evaluate the Directors' administration; examine, at any time, the Company books and documents; request information on agreements entered or about to be entered, and any other acts;
d) decide on the issue of preferred shares, according to paragraphs one through four, article 5 hereof;
e) give its opinion on the management report and the Board of Directors accounts, including as regards the proposal of allocation of income and the resulting proposal of distribution of dividends;
f) select and dismiss the independent auditors, provided the right of veto set forth in the law;
g) approve the accounting criteria and practices;

h) issue opinions on any proposals or recommendations from the Board of Directors to the General Meeting;

i) authorize the acquisition of shares issued by the Company, for the purposes of cancellation or permanence with the treasury and subsequent sale;

j) follow up and assess the economic and financial performance of the company;

k) approve the global and long-term strategy of the company and the controlled companies;

l) examine, approve and control the compliance with the multi-annual investment budged, and the operating annual budgets prepared by the Board of Directors;

m) decide on the assignment or not of the preemptive right to the old shareholders, or even reduce the term of this right, in the issues of shares, debentures convertible into shares and subscription bonus, the placement of which is made through one of the modalities set forth in article 172, Law No 6,404/76;

n) according to what is set forth in letter "m" above, decide on the issue of securities, including promissory notes, for public or private distribution, in the country or abroad, according to the respective legislation and these bylaws;

o) indicate the Director of Investors' Relationships; and

p) create, if and when applicable, other Management Board Committees, according to what is set forth in article 20 and the following, and

q) authorize the initial or subsequent participation of the Company as a member, a shareholder, or copartner, in any other company or undertaking, to grant this participation as collateral to third parties in the operations of the company and the sale, at any title, and under any conditions, of any participation in the assets of the company;

r) to authorize the Board of Directors, through the establishment of competences and criteria to be defined by means of a decision approved at a Meeting of the Management Board, whose minutes should be duly registered with the Registry of Commerce of the State of São Paulo, to:

  r.1) acquire, encumber and dispose of properties of any nature, related to the fixed assets;

  r.2) establish collateral of any nature and chattel mortgage as guaranty;

  r.3) enter financial operations, either as an active party or not, including those called "vendor", in which the company acts as guarantor or endorser of its customers;

  r.4) to enter any other agreements within the competence amounts defined;

  r.5) to perform, or determine to be performed, any acts not expressly set forth herein, provided that they are legally within its competence;

  r.6) to lodge or quit actions, lawsuits, proceedings, measures or any legal or administrative demands, in addition to the adoption of measures aiming at the compensation of tax credits;

s) decide on the creation of a Advisory Council to advise the Management Board members, indicating positions, compensation and working rules for that body.

t) to decide on proposals from the Board of Directors concerning the distribution of interest on its own capital and/or intermediate dividends.

Sole Paragraph

As for letter "f" above, it is hereby set forth that in case the competences defined through a decision approved at a Meeting of the Management Board are exceeded, the approval of any of such matters is to be a competence of the Company Management Board.

Article 20
With the purpose to (i) increase the interaction and cooperation between the Board of Directors and the Management Board, (ii) provide a deep analysis of relevant and strategic subjects, providing the Management Board decision making process with proper information and a greater quality and efficiency as well as (iii) to be in compliance with the most modern rules of corporative governance, the possibility of creation of Management Board Committees is herein established, and its purpose shall be to state an opinion on the subjects of its competence, according to the terms hereof and Management Board decisions.

Paragraph One
Each Committee shall consist of two (02) to five (05) people, members or not of the Management Board, appointed by the Management Board and with the same term of office of its members, and the Management Board Chairman must further appoint a Coordinator for each Committee. The members of the Committees may take part in more than on Committee, at the Management Board discretion, and shall have the same duties and legal responsibilities of the company managers. The Management Board may dismiss or replace the Committee members at any time. The Committees shall decide by majority of its members, and the Coordinator shall have the casting vote when the Committee is made up by an even number of members.

Paragraph Two
The Committees may count on the cooperation of other professionals, as well as the administrative structure of support. The compensation of such professionals, including the Committees' members, and the expenses of the administrative structure of support, shall be borne by the Company. When deemed necessary, the Committees may also determine the hiring of external advisory professionals, whose fees shall be paid by the Company.

Paragraph Three
The Management Board must create Internal Bylaws containing specific rules concerning the Committees' works, competence, compensation and procedures.

Article 21
Without prejudice to the creation of other Committees by the Management Board, it is also created the **Strategy Committee**, which shall have its duties set forth by the Management Board, including, among others, to assist the Management Board in the compliance with its responsibilities concerning the area of long-term strategy of the Company. Such Committee must give an opinion prior to any decision of the Management Board on the subjects set forth in letter "a" and "k", article 19 hereof.

Article 22
The Management Board Chairman must, at his sole discretion, with the help of the respective Management Board Committees in the cases of letters "b", "c" and "d" below:

a) represent the Management Board before third parties;
b) suggest to the Management Board on the general direction of the corporate businesses to be transmitted to the Board of Directors;
c) prepare all the elements necessary to the practice of the acts of competence of the Management Board; and
d) follow-up and support the actions of the Board of Directors and/or any of its members.

Article 23
In case of temporary impediment or absences, the Management Board Chairman shall be replaced by one of the Deputy Chairmen of this body, and the replaced member must assign the substitute; and if such assignment does not occur, the Management Board shall make such assignment.

Paragraph One
When there is any vacancy in the Management Board, a Special General Meeting must be convened for, within a period not exceeding twenty (20) days, to decide on the respective assignment, if necessary to maintain the minimum number of members of this body or if the assignment for the position is deemed necessary.

Paragraph Two
The replacements set forth in this article may result in the accumulation of the positions and the voting rights in the Management Board meetings, but not of the compensation and other benefits applicable to the replaced person.

Article 24
The Management Board will meet upon call by its Chairman, any of its Deputy Chairmen, or the Chairman Director, with at least two (02) days of advance, and the call must contain the order of the day, and can be made through electronic mail and the quorum for its opening is of at least two thirds (2/3) of its members, in 1st call, and a majority of its members in 2nd call. The resolutions of the Management Board shall be taken by a majority of its members attending to the meeting, among who must be present the Chairman or any Deputy Chairman of this body. The Management Board Chairman shall have the casting vote.

Paragraph One
The members of the Board may take part in the meeting by phone, video conference or another mean of communication; and in order to make sure that the members of the Board effectively take part at the meeting and the authenticity of their votes, those members must submit, within the three (3) days following such meeting, at the company's headquarter or send by fax, documents executed by them confirming that they will take part and the content of their votes, and such action is dispensed with by the execution of the corresponding minutes of the Management Board meeting by such member, which shall mention the form through which that member has taken part.

Paragraph Two
Any member of the Management Board will be entitled to be represented, through written document or by means of electronic mail, by one of its peers in the Management Board meetings, either to be counted for "quorum" purposes for installment of the meeting, or to vote, with the power to indicate or not the meaning of its vote. Such representation shall end simultaneously with the closure of the Management Board meeting.

Paragraph Three
Likewise, votes by letter, telegram, electronic mail or fax are allowed, when received by the Management Board Chairman or his substitute until the moment of the meeting.

Paragraph Four
The Management Board Chairman is entitled to invite to take part in the meetings, but without voting rights, any member of the Management Board or the Board of Directors Committees who is not a member of the Management Board, and, further, any other officer of the Company or the representative of its independent auditor, or any third party which may contribute with opinions, information and suggestions as aids for the Management Board members' resolutions.

Paragraph Five
The Management Board may also appoint as honorary member a person of professional acknowledged competence and who has a history of dedication to the Company, who may be consulted, for information, in the Management Board meetings.

SECTION II – THE BOARD OF DIRECTORS

Article 25
The Company shall be managed by a Board of Directors consisted of three (3) to seven (7) members, with one (1) Chairman Director, one (1) Planning and Participations Superintendent Director, one (1) Financial Director and one (1) to three (3) Directors without specific assignment, all of them residing and domiciled in Brazil, shareholders or not, elected by the Management Board and dismissed by it at any time, their reelection being permitted.

Paragraph One
The Board of Directors members shall take office upon the execution of the respective term, recorded in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Rules of Level 2. The Directors must, immediately after taking office, notify BOVESPA about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Paragraph Two
The area of action and specific competence of each member of the Board of Directors may be established by the Management Board, when they are not set forth herein.

Paragraph Three
The members of the Board of Directors may not assume, personally, any guaranty or surety.

Paragraph Four
The Board of Directors may, through a meeting, appoint persons under the title of Managing Director to either run or manage sectors or areas, and such procedure does not mean a delegation of authority which, whether by operation of law or hereby, is exclusive to elected Directors, and thus such persons are not to be granted with the status of member of any bylaws body.

Article 26
In case of temporary impediment or absences:

a) of the Chairman Director, the Management Board Chairman shall appoint his substitute;

b) of any other Director, his substitute shall be appointed by the Management Board Chairman among the other members of the Board of Directors or among the direct subordinates of the absent or impeded Director, upon his recommendation. In this last case, the direct subordinate replacing the absent or impeded Director shall take part in all routine activities and shall have all the responsibilities of the referred Director, including to be present in the Board of Directors meetings to present the subjects concerning the replaced Director without, however, exercising the voting right or receiving the replaced Director's compensation.

Paragraph One
In case of any vacancy in the Board of Directors, the Management Board shall meet to decide about the actions to be taken to fill the vacancy in case it is necessary to reach the minimum number of members in the Board of Directors or if they deem convenient to fill the vacancy. The term of office of the Director so elected will cease simultaneously with the one of his peers.

Paragraph Two
Provided what is set forth in article 26, b), above, the replacements set forth herein will result in the cumulation of positions, including the voting right, but not in the cumulation of compensation and other benefits applicable to the replaced person.

Article 27
The Board of Directors will meet whenever convened in writing by the Chairman Director or by any two (02) Directors, the electronic mail being accepted, and the notice shall indicate the agenda and shall be sent up to two (02) days in advance. These meetings shall be valid if attended by a majority of the Board members in office, among who the Chairman Director or his substitute.

Paragraph One
In all Board of Directors' meetings, the decisions shall be taken by a majority of votes of the attending members. In case of a tie, the Chairman shall have the casting vote. However, in case the Chairman or his substitute be beaten in any decision of the Board of Directors, he shall be entitled to appeal to the Management Board and suspend the appealed against decision until this body makes a statement.

Paragraph Two
The Board of Directors may meet, regardless any formal call, when there is any urgent matter. In order to this meeting be considered valid, it is necessary the attendance, personally or by proxy, of two thirds (2/3) of the Board of Directors' members, including the Chairman Director or his substitute, and that the resolution is unanimously approved.

Article 28
Besides the authority required to perform both corporate and management purposes of the Company, the Board of Directors is granted with the following authority:

a) to comply with and cause the compliance with the provisions hereof, the decisions from the General Meeting and the Management Board;

b) to run and manage corporate affairs, pursuant to the guidelines established by the Management Board;
c) to prepare monthly balance sheets and management reports, pursuant to the guidelines established by the Management Board;
d) to prepare the financial statements of each term, as provided for herein and/or in the applicable laws and regulations, by including, when applicable, a proposal for profit allocation, and submitting it to the Management Board;
e) to approve the procedures discussed in articles thirty-three (33) and thirty-four (34) hereof;
f) prepare both annual and pluriannual operation and investment budgets, comprehending, among others, industrial, commercial, financial and human resource plans, to be submitted to the Management Board;
g) to decide on the transactions referred to from letters "r.1" to "r.6" of article nineteen (19) hereof, in accordance with the competence amounts previously set forth by the Management Board;
h) to inform the Management Board, as represented by its Chairman, about any issue of material importance for the company operations;
i) to strive for the continuous improvement of the corporate environment and the results;
j) to give guaranties and/or suretyships for the benefit of other companies in which the Company has direct or indirect interests, either as a member or shareholder, by complying with the limit related to the full amount of such guaranteed obligation, corresponding to the percentage of such interest in the capital stock of said company;
k) to compromise, waive, quit and enter commitments;
l) to decide on the vote of the Company in subsidiaries, controlled and affiliated companies in which it has either direct or indirect interest;
m) to decide on the opening or close-down of branches, offices, plants, laboratories, agencies and warehouses, and
n) to monitor the performance of the Company investments;
o) any other authority which is not set forth, whether hereby or by operation of law, as exclusively held by the Management Board or the General Meeting.

Paragraph One
The approval of matters discussed in letters "g" (provided they are within the reach of the competence previously set forth by the Management Board), "j", "k", "l" and "m" of article 28 above, should be made at a meeting of the Board of Directors, by following the procedures defined herein.

Paragraph Two
The Board of Directors may submit to the Management Board a proposal for a capital increase according to what is set forth in paragraph 1, article 5 hereof.

Article 29
The Company shall be represented, actively and passively, by the Chairman, individually, or by the Superintendent Director together with any other Director, in acts and operations which shall create obligations for it or discharge third parties from obligations towards it. In the cases mentioned in paragraph one, article 28 above, the execution of the act or instrument by the company's representatives shall depend on the prior approval by a meeting of the Board of Directors.

Paragraph One
The Company may be represented by one Director and one attorney, by two attorneys or even by one single attorney, provided that, on the occasion of granting the power of attorney, it is represented by (i) the Chairman Director, individually, or (ii) by any two Directors, and the powers granted to the attorney(s) and the term of the power of attorney are specified therein, in an accurate and consistent way, according to paragraph 5 below.

Paragraph Two
Powers with substitution clause shall not be granted, except for court purposes, when the substitution shall be admitted provided that the substituting attorney reserves equal powers to him.

Paragraph Three
Notwithstanding the provisions herein, the Company may be individually represented by any Director or attorney:

a) before any federal, state or municipal bodies and agencies, governmental agencies, state-owned companies, state-and-private-owned companies and foundations, solely for administrative purposes;
b) in case of check or bills on behalf of financial institutions, for the effect of deposit in the Company's account, in the first case, and discount and/or collateral and/or merchant pledge and/or collection, in the second case, including for the execution of the respective agreements, proposals and statements;
c) before the Labor Justice, Department of Justice and Trade Unions, including for the purposes of appointment of representatives and as regards issues related with hiring, suspension and dismissal of employees and/or labor agreements;
d) before third parties, for the purposes of representation which does not involve liability of any nature for the Company or discharge of obligation towards it.

Paragraph Four
The initial summons of the Company shall only be valid when made to the Chairman Director or to two Directors.

Paragraph Five
Except for court purposes or in case of representing the Company in administrative contentious with the Public Administration bodies and procedures related to brands and patents, all other power of attorneys granted by the Company shall be effective up to June 30 of the year following the granting of the same power of attorneys, if a shorter term is not set forth, and, in any case, the respective instrument must always mention the term.

TITLE V
Audit Committee

Article 30
The Audit Committee is a permanent body and shall be composed of three (3) to five (5) members and substitutes in equal number, who shall receive the minimum compensation set forth by law.

Sole Paragraph

The members of the Audit Committee will take office upon the execution of the respective instrument, registered in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Rules of Level 2. The Audit Advisors Directors must, immediately after taking office, notify BOVESPA about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Article 31

The members of the Audit Committee shall be replaced in case of impediment or absence or in case of vacancy by their respective substitutes.

TITLE VI
Balance sheets and net income destination

Article 32

The fiscal year shall coincide with the calendar year and, thus, end on December 31 of each year, when the balance sheets shall be prepared together with the administrative bodies which shall submit to the Annual General Meeting the proposal for destination of the net income, adjusted according to article 202 of the Share Companies Act, in compliance with the following deduction order, as per the law:

a) five per cent (5%) at least, to the Legal Reserve Fund, up to twenty per cent (20%) of the capital stock;

b) the amounts that legally must be destined to the Contingent Reserve;

c) the amount necessary to pay a dividend which represents, in each year, thirty per cent (30%), at least, of the adjusted annual net income, as set forth in article 202 of the Share Companies Act. The dividends shall be declared with full respect to the rights, preferences, advantages and priorities of the then existing shares, according to the law and to these bylaws and, when applicable, to the General Meeting decisions;

d) the balance of the adjusted net income, if any, shall be destined as decided by the General Meeting, upon proposal by the Board of Directors with the favorable opinion by the Management Board, and with the power to devote up to ninety per cent (90%) of the balance of the adjusted net income to the Capital Increase Reserve, in order to guarantee proper operating conditions. The amount of the Capital Increase Reserve cannot exceed eighty per cent (80%) of the capital stock. The remaining adjusted net income, after the deductions for the Capital Increase Reserve, may be devoted to the Special Statutory Reserve in order to guarantee the continuity of dividend distribution, until the balance of the Special Statutory Reserve reaches the limit of twenty per cent (20%) of the capital stock.

Paragraph One

As set forth in article 197 and its paragraphs of the Share Companies Act, in the fiscal year in which the amount of the mandatory dividend, calculated according to the terms hereof or according to article 202 of the mentioned law, exceeds the amount of accumulated net income of that year, the General Meeting may, upon proposal of the administrative bodies, devote the excess to the constitution of an income reserve for subsequent distribution.

Paragraph Two
According to provisions of article 199 of Share Companies Act, the income reserve balance, except the contingent and future income reserves, cannot exceed the capital stock; when this limit is reached, the General Meeting will decide on the application of the surplus, on the payment or the capital stock increase, or on the dividend distribution.

Paragraph Three
The General Meeting may allocate to the members of the Management Board and Board of Directors an income sharing according to the cases, form and legal limits.

Paragraph Four
After the deductions set forth in this article and its paragraphs, the remaining income may be retained in full or in part, upon decision of the Annual General Meeting, based on the capital budget prepared by the administrative bodies, with an opinion by the Audit Committee, and approved by the Annual General Meeting, thus allowing that the Company may dispose of funds generated by its operations to maintain the investments already made, or that come to be made, required for its maintenance and development. The referred capital budget must be annually reviewed by the Annual General Meeting when its term exceeds one year.

Article 33
Upon proposal by the Board of Directors, approved by the Management Board, the Company may pay interests to the shareholders, as compensation for the own capital, up to the limit set forth in article 9, Law No 9,249, of December 26, 1995; and according to paragraph 7 of the same article, the eventual amounts thus paid may be imputed to the amount of mandatory dividend set forth in law and in these bylaws.

Article 34
A semiannual balance shall be prepared on the last day of June of each year, and upon proposal by the Board of Directors, approved by the Management Board:

a) The declaration and payment of semiannual dividend, on account of the annual dividend, shall be authorized;
b) Special balance sheets shall be prepared and dividends shall be distributed in shorter periods, on account of the annual dividend, provided the total dividend paid in each semester of the fiscal year does not exceed the amount of the capital reserves;
c) Intermediate dividend to the account of accrued incomes or of reserves of existing incomes in the last annual or semiannual balance shall be determined, on account of the annual dividend.

Article 35
The annual balance sheets shall be mandatorily audited by independent auditors, registered at the Securities and Exchange Commission. Such auditors shall be elected and/or dismissed by the Management Board, according to, when applicable, what is set forth in paragraph 2, article 142, Share Companies Act.

Article 36
The dividends not received or complained shall be deemed payable for three (3) years, counted from the date when they were made available to the shareholder and after that they shall be for the benefit of the Company.

TITLE VII
The winding up

Article 37
The Company shall be winded up according to the legal provisions, and the General Meeting must establish the form of winding up and appoint the receiver who must work during the period of winding up.

TITLE VIII
The transfer of share control, the cancellation of publicly-held company registration and the interruption of differentiated practices of corporative governance

Article 38
The transfer of the Company share control, both through only one transaction or through successive transactions, must be agreed subject to suspensive or termination condition, in which the acquirer of the control is obliged to present, within at most ninety (90) days, public acquisition offer of the remaining shares of other shareholders of the company, in order to assure equal treatment to the one given to the selling Controlling Shareholder, except in the case set forth in the Sole Paragraph below.

Sole Paragraph
The public offer price mentioned above shall be eighty percent (80%) of the price paid by share of the control block, for the holders of preferred shares issued by the Company.

Article 39
The public offer mentioned above must also be carried out:
a) In case there is an onerous assignment of the share subscription rights and of other securities or rights related to securities convertible into shares which may result in disposal of the Company control;
b) In case of sale of the control by the Controlling Shareholder of the Company, when the selling controller shall be obliged to declare to the São Paulo Stock Exchange – BOVESPA, the amount assigned to the Company in this sale and attach documentation to prove it.

Article 40
The person who has Company shares and acquire the share control, in reason of a private agreement of share purchase entered with the Controlling Shareholder, involving any quantity of shares, must:
a) To formulate the public offer mentioned in article 38 hereof;
b) To compensate the shareholders who have bought shares at a stock exchange within six (6) months before the day when the Company control was sold, and must pay to them any difference between the price paid for the Controlling Shareholder shares and the amount paid at any stock exchange for shares of the Company in the same period, duly adjusted until the moment of payment.

Article 41

In the public offer of share acquisition to be carried out by the Company, provided the requirements set forth in the law in force are complied with, or by the Controlling Shareholder to cancel the publicly-held company registration of the Company or to stop the differentiated practices of corporative governance of Level 2 of the São Paulo Stock Exchange – BOVESPA, the minimum price to be offered must be equivalent to the economic value assessed in an evaluation report.

Article 42

The evaluation report mentioned in the article above must be prepared by a specialized company, with proven experience and not linked to the Company, its managers and controllers, and the report must also comply with the requirements set forth in paragraph 1, article 8, Law 6,404/76 and contain the liability set forth in paragraph 6 of the same article of said Law.

Paragraph One

The selection of the specialized company responsible for the determination of the economic value of the Company is the exclusive competence of the General Meeting, starting from the submission, by the Management Boad, of a list with three names, and the respective resolution must be approved by an absolute majority of votes of the Outstanding Shares cast in the General Meeting which decides on the subject, and the blank votes shall not be counted, and each share, regardless kind or class, is entitled to one vote on this decision.

Paragraph Two

The costs to prepare the requested evaluation report must be fully borne by the Controlling Shareholder.

TITLE IX
Transient Provisions
Maintenance of Liquidity at a Stock Exchange

Article 43

According to what is set forth in paragraphs seven, eleven and twelve below, any Purchasing Shareholder (according to what is set forth in paragraph nine), who acquires or becomes the holder of preferred shares issued by the Company, in quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company must, within sixty (60) days counted from the acquisition date or the event that resulted in the ownership of the shares in quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company, require the registration and, immediately after the registration assignment, carry out a public offer to acquire all the shares issued by the Company ("OPA"), according to what is set forth in the applicable rules of the Securities and Exchange Commission – CVM, BOVESPA and the provisions herein.

Paragraph One

The OPA must be (i) indistinctly directed to all the Company shareholders, (ii) made through auction to be carried out at BOVESPA, (iii) by the established price according to the provisions of paragraph 2 below, and (iv) paid in cash, in the national legal tender.

Paragraph Two
The acquisition price of each share issued by the Company, to be paid at the OPA, cannot be less than the result obtained according to the application of the following formula:

OPA Price = Share Value + Premium

where:

"OPA Price" corresponds to the acquisition price of each share issued by the Company at the OPA according to this article.

"Share Value" corresponds to the highest value among: (i) the highest closing unitary price reached by the preferred shares issued by the Company during the period of twelve (12) months before the OPA is carried out in any stock exchange in which the Company shares were negotiated, (ii) the highest unitary price paid by the Purchasing Shareholder, at any time, for a preferred share or lot of preferred shares issued by the Company; and (iii) the value equivalent to fifteen (15) times the Consolidated Company EBITDA (according to what is set forth in paragraph nine below) deducted from the Company net consolidated debt, divided by the total number of shares issued by the Company.

"Premium" corresponds to fifty per cent (50%) of the Share Value.

Paragraph Three
The realization of the OPA above mentioned shall not exclude the possibility of another Company shareholder, including the Controlling Shareholder or, if applicable, the own Company, formulate a competitive OPA, according to the applicable law.

Paragraph Four
The Purchasing Shareholder must comply with the possible requests or requirements of the Securities and Exchange Commission – CVM concerning the OPA, within the maximum periods set forth in the applicable law.

Paragraph Five
In case the Purchasing Shareholder does not comply with the duties set forth herein, including when it comes to comply with the maximum terms (i) to carry out or request the OPA registration or (ii) comply with the possible requests or requirements of the Securities and Exchange Commission – CVM, the Company Management Board shall convene a Special General Meeting, in which the Purchasing Shareholder shall not entitled to vote to decide about the suspension of the exercise of rights of the referred Purchasing Shareholder, including the right to receive dividends, according to what is set forth in article 120, Law No 6,404, of December 15, 1976, without prejudice to the Purchasing Shareholder's liability for damages and losses caused to the remaining shareholders as a result of the noncompliance of the liabilities set forth herein.

Paragraph Six

Any Purchasing Shareholder (according to paragraph nine below), who purchases or becomes the holder of other rights, including trust or usufruct, on the preferred shares issued by the Company, in quantity equal or superior to eight per cent (8%) of the total of the preferred shares issued by the Company, shall be equally obliged to, within at most sixty (60) days counted from the date of such acquisition or event that resulted in the ownership of such rights on the shares in quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company, carry out or request the registration, as the case may be, of an OPA, according to the provisions herein.

Paragraph Seven

The provisions herein do not apply to the case of any person who become holder of preferred shares issued by the Company in a quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company, as a result of (i) takeover of another company by the Company, (ii) takeover of shares of another company by the Company, or (iii) the subscription of Company shares, carried out in primary issue, including the issue of shares to acquire the control of another company, (iv) the performance of strategic partnerships which involve the exchange with or assignment of preferred shares by the Controlling Shareholder to third parties or (v) the transfer, to the Controlling Shareholder, of preferred shares held on the Effective Date by People Related to the Controlling Shareholder or vice-versa, as well as those among People Related to the Controlling Shareholder.

Paragraph Eight

In order to calculate the eight per cent (8%) of the total of the preferred shares issued by the Company mentioned in the main section of this article, the involuntary additions of share stake resulting from the share cancellation at the treasury or the Company capital stock reduction because of the share cancellation shall not be computed.

Paragraph Nine

For the purposes of this article, the terms below with initial capital letters shall have the following meanings:

"Purchasing Shareholder" means any person (including, without limitation, any individual or legal entity, investment fund, condominium, portfolio, universality of rights, or another form of organization, residing or domiciled in Brazil or abroad), or a group of people linked through voting agreement among themselves, or similar, and/or who acts representing the same interest of the Purchasing Shareholder, who subscribes and/or acquires shares from the Company, under any form.

"Outstanding Shares" means all shares issued by the Company except those (i) held, directly or indirectly, by the Controlling Shareholder and/or people linked to him; (ii) in the Company treasury; (iii) held by a company controlled by the Company; and (iv) held, directly or indirectly, by Company managers.

"Controlling Shareholder" has the meaning set forth in article 116, Law No 6,404, of December 15, 1976.

"Effective Date" is the date of publication of the minutes of the Special General Meeting in which the decision on the introduction of this Title IX in the Company bylaws was made.

"Consolidated EBITDA" is the Company consolidated operating income before the net financial expenses, tax income and social contribution, depreciation, and amortization, obtained from the audited consolidated financial statements related to the latest fiscal year end and made available to the market by the Company.

"People Related to the Controlling Shareholder" means any person (including, without limitation, any individual or legal entity, investment fund, condominium, portfolio, universality of rights, or another form of organization, residing, domiciled, or headquartered in Brazil or abroad), who is, directly or indirectly, controlled or managed by the Company Controlling Shareholder, (ii) who controls or manages, under any form, the Company Controlling Shareholder, (iii) who takes part in a control group of the Company Controlling Shareholder, or (iv) who is, directly or indirectly, controlled or managed by any person who controls or manages, directly or indirectly, the Company Controlling Shareholder.

Paragraph Ten

If the Securities and Exchange Commission - CVM rule applicable to the OPA set forth herein establishes the adoption of a calculation criteria to fix the acquisition price of each Company share at the OPA which results in an acquisition price higher than the one determined in the provisions of paragraph two above, it must prevail in the OPA realization set forth herein the acquisition price calculated according to the Securities and Exchange Commission – CVM rule.

Paragraph Eleven

It is not obliged to carry out the OPA the Purchasing Shareholder who, within sixty (60) days counted from the date of acquisition of the preferred shares which caused his insertion in the rule contained herein, disposes of the excess of shares at a Stock Exchange.

Paragraph Twelve

The shareholders who hold preferred shares issued by the Company in quantity equal or superior to eight per cent (8%) of the total of the preferred shares issued by the Company, on the Effective Date, shall not be obliged to carry out an OPA as set forth herein.

Paragraph Thirteen

The stakes held by the Company shareholders on the Effective Date shall not be considered for the purposes of the equity calculation set forth in this article 44. In this way, the shareholders who hold preferred shares of the Company on the Effective Date may acquire additional number of shares up to 8% of the total of the preferred shares issued by the Company, besides the stake held on the Effective Date, without incurring in the obligation to carry out the OPA as set forth herein.

Article 44

The provisions contained in this Title IX shall be applicable for a period of two (2) years counted from the Effective Date, and may be automatically postponed for equal periods, except as otherwise determined by the Company Special General Meeting on the subject.

TITLE X
Final Provisions
Arbitrage

Article 45

Any and all conflict between the Company, its shareholders, Officers and members of the Audit Committee, as regards the provisions hereof, the Share Companies Act, the Agreement of Adoption of Differentiated Practices of Corporative Governance – Level 2 of the São Paulo Stock Exchange – BOVESPA, if applicable, the norms issued by the National Monetary Board, Brazil Central Bank, the Stock Exchange Commission and other capital market norms, shall be settled through arbitrage, according to the provisions of the Rule of the Market Arbitrage Chamber, of the São Paulo Stock Exchange- BOVESPA.

São Paulo, November 30, 2005

Fábio Eduardo de Pieri Spina, Secretary

RECEIVED FILE No 82-34667
2006 APR -5 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

POLIBRASIL RESINAS S/A

Appraisal Report of its Stockholders' Equity for purposes of Amalgamation by SUZANO PETROQUÍMICA S/A

Appraisal Report of the Stockholders' Equity of POLIBRASIL RESINAS S/A for purposes of its Amalgamation by SUZANO PETROQUÍMICA S.A.

ADVISER AUDITORES INDEPENDENTES, Federal Tax ID *(CNPJ)* No 00,758,473/0001-52, Professional Enrolment *(CRC-2-SP)* 18,553/0-2, a professional corporation with head offices in this Capital City, at Rua Coriolano 2030, suite 31, herein represented by its member Paulo César Domingues Chagas, Professional Enrolment *(CRC-01-SP)* 132,722/0-2, having been chosen as an expert to appraise the stockholders' equity of **POLIBRASIL RESINAS S/A**, hereinafter simply "**POLIBRASIL**", hereby presents its appraisal report of **POLIBRASIL**'s stockholders' equity, as follows: **1 – Books and Accounting** – **POLIBRASIL**'s books are in compliance with all the legal and tax standards, and they have been recorded in accordance with accounting practices adopted in Brazil, as uniformly and consistently applied. **2 – Balance Sheets** – Last September 30 was established as base date for the appraisal, pursuant to the balance sheets closed on such date, and that constitutes **Schedule I**, an integral part hereof. Such balance was assessed in accordance with generally accepted accounting principles and uniformly and consistently applied. **3 – Survey of Properties** – The undersigned confirmed that the assets and liabilities described in such balance sheets actually exist and are backed by proper legal and tax documents, and that there are no claims by third parties regarding its possession and title. **4 – Stockholders' Equity to be fully amalgamated** – In accordance with criteria previously described, the following amounts were assessed concerning equity elements to be fully amalgamated, reaching an accounting stockholders' equity of R$549,710,625.83.

A) ASSETS		**B) LIABILITIES**	
	R$		**R$**
Current Assets	571,628,494.42	Current Liabilities	449,613,349.79
Long-Term Assets	10,704,309.12	Long-Term Liabilities	284,536,647.44
Permanent Assets	701,527.819.52		
Total Assets		***Total Liabilities***	***734,149,997.23***

C) Accounting Stockholders' Equity on September 30, 2005 (A-B)
R$549,710,625.83.

5 – Appraisal – As seen in the balance sheets which constitute **Schedule I** hereof, **POLIBRASIL**'s accounting stockholders' equity to be fully amalgamated is in the amount of R$549,710,625.83.

Therefore, by deeming as completed the present report, it is signed in four counterparts for one single effect.

São Paulo, November 11, 2005

ADVISER AUDITORES INDEPENDENTES
Professional Enrolment *(CRC-2-SP)* 18,553/0-2

Paulo César Domingues Chagas
Professional Enrolment *(CRC-01-SP)* 132,722/0-2

SCHEDULE I

POLIBRASIL RESINAS S/A
Balance Sheets on September 30, 2005

ASSETS		LIABILITIES	
Current Assets:	**571,628,494.42**	**Current Liabilities:**	**449,613,349.79**
Cash and banks	17,751,657.78	Suppliers	141,996,585.11
Customers	206,533,764.07	Loan	20,296,904.07
Taxes to set-off	86,681,760.14	Financing	224,811,760.02
Inventory	163,223,865.00	Taxes to become due	12,012,515.52
Other credits	97,437,447.43	Salaries and social charges	13,651,591.29
		Other liabilities	36,843,993.78
Long-Term Assets:	**10,704,309.12**	**Long-Term Liabilities**	284,536,647.44
Tax credit	10,471,752.10	Financing	224,060,304.20
Other accounts	232,557.02	Other liabilities	60,476,343.24
Permanent Assets:	**701,527,819.52**	**Stockholders' Equity:**	549,710,625.83
Investments	109,524,375.59	Capital stock	342,607,030.18
Fixed assets	549,414,429.20	Capital reserve	2,388,753.63
Deferred assets	42,589,014.73	Income reserve	153,342,248.22
		Fiscal year income	51,372,593.80
Total	***1,283,860,623.06***	***Total***	***1,283,860,623.06***

POLIBRASIL RESINAS S/A

Appraisal Report of its Stockholders' Equity for purposes of Amalgamation by SUZANO PETROQUÍMICA S/A

Appraisal Report of the Stockholders' Equity of POLIBRASIL RESINAS S/A for purposes of its Amalgamation by SUZANO PETROQUÍMICA S.A.

ADVISER AUDITORES INDEPENDENTES, Federal Tax ID *(CNPJ)* No 00,758,473/0001-52, Professional Enrolment *(CRC-2-SP)* 18,553/0-2, a professional corporation with head offices in this Capital City, at Rua Coriolano 2030, suite 31, herein represented by its member Paulo César Domingues Chagas, Professional Enrolment *(CRC-01-SP)* 132,722/0-2, having been chosen as an expert to appraise the stockholders' equity of **POLIBRASIL RESINAS S/A**, hereinafter simply "**POLIBRASIL**", hereby presents its appraisal report of **POLIBRASIL**'s stockholders' equity, as follows: **1 – Books and Accounting** – **POLIBRASIL**'s books are in compliance with all the legal and tax standards, and they have been recorded in accordance with accounting practices adopted in Brazil, as uniformly and consistently applied. **2 – Balance Sheets** – Last September 30 was established as base date for the appraisal, pursuant to the balance sheets closed on such date, and that constitutes **Schedule I**, an integral part hereof. Such balance was assessed in accordance with generally accepted accounting principles and uniformly and consistently applied. **3 – Survey of Properties** – The undersigned confirmed that the assets and liabilities described in such balance sheets actually exist and are backed by proper legal and tax documents, and that there are no claims by third parties regarding its possession and title. **4 – Stockholders' Equity to be fully amalgamated** – In accordance with criteria previously described, the following amounts were assessed concerning equity elements to be fully amalgamated, reaching an accounting stockholders' equity of R$549,710,625.83.

A) ASSETS		**B) LIABILITIES**	
	R$		**R$**
Current Assets	571,628,494.42	Current Liabilities	449,613,349.79
Long-Term Assets	10,704,309.12	Long-Term Liabilities	284,536,647.44
Permanent Assets	701,527.819.52		
Total Assets		***Total Liabilities***	***734,149,997.23***

C) Accounting Stockholders' Equity on September 30, 2005 (A-B)
R$549,710,625.83.

5 – Appraisal – As seen in the balance sheets which constitute **Schedule I** hereof, **POLIBRASIL**'s accounting stockholders' equity to be fully amalgamated is in the amount of R$549,710,625.83.

Therefore, by deeming as completed the present report, it is signed in four counterparts for one single effect.

São Paulo, November 11, 2005

ADVISER AUDITORES INDEPENDENTES
Professional Enrolment *(CRC-2-SP)* 18,553/0-2

Paulo César Domingues Chagas
Professional Enrolment *(CRC-01-SP)* 132,722/0-2

SCHEDULE I

POLIBRASIL RESINAS S/A
Balance Sheets on September 30, 2005

ASSETS		LIABILITIES	
Current Assets:	**571,628,494.42**	**Current Liabilities:**	**449,613,349.79**
Cash and banks	17,751,657.78	Suppliers	141,996,585.11
Customers	206,533,764.07	Loan	20,296,904.07
Taxes to set-off	86,681,760.14	Financing	224,811,760.02
Inventory	163,223,865.00	Taxes to become due	12,012,515.52
Other credits	97,437,447.43	Salaries and social charges	13,651,591.29
		Other liabilities	36,843,993.78
Long-Term Assets:	**10,704,309.12**	**Long-Term Liabilities**	284,536,647.44
Tax credit	10,471,752.10	Financing	224,060,304.20
Other accounts	232,557.02	Other liabilities	60,476,343.24
Permanent Assets:	**701,527,819.52**	**Stockholders' Equity:**	549,710,625.83
Investments	109,524,375.59	Capital stock	342,607,030.18
Fixed assets	549,414,429.20	Capital reserve	2,388,753.63
Deferred assets	42,589,014.73	Income reserve	153,342,248.22
		Fiscal year income	51,372,593.80
Total	***1,283,860,623.06***	***Total***	***1,283,860,623.06***

POLIPROPILENO S/A

Appraisal Report of its Stockholders' Equity for purposes of Amalgamation by SUZANO PETROQUÍMICA S/A

Appraisal Report of the Stockholders' Equity of POLIPROPILENO S/A for purposes of its Amalgamation by SUZANO PETROQUÍMICA S.A.

ADVISER AUDITORES INDEPENDENTES, Tax ID *(CNPJ)* 00,758,473/0001-52, Professional Enrolment *(CRC-2-SP)* 18,553/0-2, a professional corporation with head offices in this Capital City, at Rua Coriolano 2030, suite 31, herein represented by its member Paulo César Domingues Chagas, Professional Enrolment *(CRC-01-SP)* 132,722/0-2, having been chosen as an expert to appraise the stockholders' equity of **POLIPROPILENO S/A**, hereinafter simply "**POLIPROPILENO**", hereby presents its appraisal report of **POLIPROPILENO**'s stockholders' equity, as follows: **1 – Books and Accounting – POLIPROPILENO**'s books are in compliance with all the legal and tax standards, and they have been recorded in accordance with accounting practices adopted in Brazil, as uniformly and consistently applied. **2 – Balance Sheets** – September 30 was established as base date for the appraisal, pursuant to the balance sheets closed on such date, and that constitutes **Schedule I**, an integral part hereof. Such balance was assessed in accordance with generally accepted accounting principles and uniformly and consistently applied. **3 – Survey of Properties** – The undersigned confirmed that the assets and liabilities described in such balance sheets actually exist and are backed by proper legal and tax documents, and that there are no claims by third parties regarding its possession and title. **4 – Stockholders' Equity to be fully amalgamated** – In accordance with criteria previously described, the following amounts were assessed concerning equity elements to be fully amalgamated, reaching an accounting stockholders' equity of R$545,803,284.84.

A) ASSETS		**B) LIABILITIES**	
	R$		**R$**
Current Assets	2,504,628.53	Current Liabilities	3,353,566.30
Permanent Assets	546,652,222.61		
Total Assets	***549,156,851.14***	***Total Liabilities***	***3,353,566.30***

C) Accounting Stockholders' Equity on September 30, 2005 (A-B) R$545,803,284.84.

5 – Appraisal – As seen in the balance sheets which constitute **Schedule I** hereof, **POLIPROPILENO**'s accounting stockholders' equity to be fully amalgamated is in the amount of R$545,803,284.84.

Therefore, by deeming as completed the present report, it is signed in four counterparts for one single effect.

São Paulo, November 11, 2005

ADVISER AUDITORES INDEPENDENTES
Professional Enrolment *(CRC-2-SP)* 18,553/0-2

Paulo César Domingues Chagas
Professional Enrolment *(CRC-01-SP)* 132,722/0-2

SCHEDULE I

POLIPROPILENO S/A
Balance Sheets on September 30, 2005

ASSETS		LIABILITIES	
Current Assets:	**2,504,628.53**	**Current Liabilities:**	**3,353,566.30**
Cash and banks	22,043.17	Loans	2,017,213.81
Related parts	2,174,985.60	Suppliers	1,336,352.49
Other credits	307,599.76		
		Stockholders' Equity:	545,803,284.84
Permanent Assets:	**546,652,222.61**	Capital stock	303,377,797.94
Investments	546,652,222.61	Realization income	105,848,900.89
		Legal reserve	88,876,663.51
		Accumulated Earnings	47,699,922.50
Total	***549,156,851.14***	***Total***	***549,156,851.14***

FILE Nº 82-34667

POLIPROPILENO S/A

Appraisal Report of its Stockholders' Equity for purposes of Amalgamation by
SUZANO PETROQUÍMICA S/A

Appraisal Report of the Stockholders' Equity of POLIPROPILENO S/A for purposes of its Amalgamation by SUZANO PETROQUÍMICA S.A.

ADVISER AUDITORES INDEPENDENTES, Tax ID *(CNPJ)* 00,758,473/0001-52, Professional Enrolment *(CRC-2-SP)* 18,553/0-2, a professional corporation with head offices in this Capital City, at Rua Coriolano 2030, suite 31, herein represented by its member Paulo César Domingues Chagas, Professional Enrolment *(CRC-01-SP)* 132,722/0-2, having been chosen as an expert to appraise the stockholders' equity of **POLIPROPILENO S/A**, hereinafter simply "**POLIPROPILENO**", hereby presents its appraisal report of **POLIPROPILENO**'s stockholders' equity, as follows: **1 – Books and Accounting** – **POLIPROPILENO**'s books are in compliance with all the legal and tax standards, and they have been recorded in accordance with accounting practices adopted in Brazil, as uniformly and consistently applied. **2 – Balance Sheets** – September 30 was established as base date for the appraisal, pursuant to the balance sheets closed on such date, and that constitutes **Schedule I**, an integral part hereof. Such balance was assessed in accordance with generally accepted accounting principles and uniformly and consistently applied. **3 – Survey of Properties** – The undersigned confirmed that the assets and liabilities described in such balance sheets actually exist and are backed by proper legal and tax documents, and that there are no claims by third parties regarding its possession and title. **4 – Stockholders' Equity to be fully amalgamated** – In accordance with criteria previously described, the following amounts were assessed concerning equity elements to be fully amalgamated, reaching an accounting stockholders' equity of R$545,803,284.84.

A) ASSETS		B) LIABILITIES	
	R$		R$
Current Assets	2,504,628.53	Current Liabilities	3,353,566.30
Permanent Assets	546,652,222.61		
Total Assets	***549,156,851.14***	***Total Liabilities***	***3,353,566.30***

C) Accounting Stockholders' Equity on September 30, 2005 (A-B) R$545,803,284.84.

5 – Appraisal – As seen in the balance sheets which constitute **Schedule I** hereof, **POLIPROPILENO**'s accounting stockholders' equity to be fully amalgamated is in the amount of R$545,803,284.84.

Therefore, by deeming as completed the present report, it is signed in four counterparts for one single effect.

São Paulo, November 11, 2005

ADVISER AUDITORES INDEPENDENTES
Professional Enrolment *(CRC-2-SP)* 18,553/0-2

Paulo César Domingues Chagas
Professional Enrolment *(CRC-01-SP)* 132,722/0-2

SCHEDULE I

POLIPROPILENO S/A
Balance Sheets on September 30, 2005

ASSETS		LIABILITIES	
Current Assets:	**2,504,628.53**	**Current Liabilities:**	**3,353,566.30**
Cash and banks	22,043.17	Loans	2,017,213.81
Related parts	2,174,985.60	Suppliers	1,336,352.49
Other credits	307,599.76		
		Stockholders' Equity:	545,803,284.84
Permanent Assets:	**546,652,222.61**	Capital stock	303,377,797.94
Investments	546,652,222.61	Realization income	105,848,900.89
		Legal reserve	88,876,663.51
		Accumulated Earnings	47,699,922.50
Total	***549,156,851.14***	***Total***	***549,156,851.14***

SUZANO QUÍMICA LTDA.

Appraisal Report of its Stockholders' Equity for purposes of Amalgamation by SUZANO PETROQUÍMICA S/A

Appraisal Report of the Stockholders' Equity of SUZANO QUÍMICA LTDA. for purposes of its Amalgamation by SUZANO PETROQUÍMICA S.A.

ADVISER AUDITORES INDEPENDENTES, Tax ID *(CNPJ)* 00,758,473/0001-52, Professional Enrolment *(CRC-2-SP)* 18,553/0-2, a professional corporation with head offices in this Capital City, at Rua Coriolano 2030, suite 31, herein represented by its member Paulo César Domingues Chagas, Professional Enrolment *(CRC-01-SP)* 132,722/0-2, having been chosen as an expert to appraise the stockholders' equity of **SUZANO QUÍMICA LTDA.**, hereinafter simply "**QUÍMICA**", hereby presents its appraisal report of **QUÍMICA**'s stockholders' equity, as follows: **1 – Books and Accounting** – **QUÍMICA**'s books are in compliance with all the legal and tax standards, and they have been recorded in accordance with accounting practices adopted in Brazil, as uniformly and consistently applied. **2 – Balance Sheets** – September 30 was established as base date for the appraisal, pursuant to the balance sheets closed on such date, and that constitutes **Schedule I**, an integral part hereof. Such balance was assessed in accordance with generally accepted accounting principles and uniformly and consistently applied. **3 – Survey of Properties** – The undersigned confirmed that the assets and liabilities described in such balance sheets actually exist and are backed by proper legal and tax documents, and that there are no claims by third parties regarding its possession and title. **4 – Stockholders' Equity to be fully amalgamated** – In accordance with criteria previously described, the following amounts were assessed concerning equity elements to be fully amalgamated, reaching an accounting stockholders' equity of R$1,063,411,874.07.

A) ASSETS		**B) LIABILITIES**	
	R$		**R$**
Current Assets	21,337,736.63	Current Liabilities	3,801,624.83
Long-Term Assets	4,957,734.27	Long-Term Liabilities	10,471,385.61
Permanent Assets	1,051,389,413.61		
Total Assets	***1,077,684,884.51***	***Total Liabilities***	***14,273,010.44***

C) Accounting Stockholders' Equity on September 30, 2005 (A-B) R$1,063,411,874.07.

5 – Appraisal – As seen in the balance sheets which constitute **Schedule I** hereof, **QUÍMICA**'s accounting stockholders' equity to be fully amalgamated is in the amount of R$1,063,411,874.07.

Therefore, by deeming as completed the present report, it is signed in four counterparts for one single effect.

São Paulo, November 11, 2005

ADVISER AUDITORES INDEPENDENTES
Professional Enrolment *(CRC-2-SP)* 18,553/0-2

Paulo César Domingues Chagas
Professional Enrolment *(CRC-01-SP)* 132,722/0-2

SCHEDULE I

SUZANO QUÍMICA LTDA.
Balance Sheets on September 30, 2005

ASSETS		LIABILITIES	
Current Assets:	**21,337,736.63**	**Current Liabilities:**	**3,801,624.83**
Banks	412,321.22	Suppliers	19,993.53
Financial investments	19,533,999.63	Loan	2,280,223.26
Receivable accounts	162,105.04	Payable accounts	283,281.75
Recoverable taxes	1,229,310.74	Taxes to become due	1,218,126.29
Long-Term Assets:	**4,957,734.27**	**Long-term liabilities:**	**10,471,385.61**
Related companies	4,957,734.27	Advancement for capital increase	10,471,385.61
Permanent Assets:	**1,051,389,413.61**	**Stockholders' Equity:**	**1,063,411,874.07**
Investments	**1,051,348,536.51**	Capital stock	913,148,788.00
Fixed assets	40,877.10	Reappraisal reserve	7,045,910.01
		Accumulated earnings	143,217,176.06
Total	***1,077,684,884.51***	***Total***	***1,077,684,884.51***

SUZANO QUÍMICA LTDA.

Appraisal Report of its Stockholders' Equity for purposes of Amalgamation by SUZANO PETROQUÍMICA S/A

Appraisal Report of the Stockholders' Equity of SUZANO QUÍMICA LTDA. for purposes of its Amalgamation by SUZANO PETROQUÍMICA S.A.

ADVISER AUDITORES INDEPENDENTES, Tax ID *(CNPJ)* 00,758,473/0001-52, Professional Enrolment *(CRC-2-SP)* 18,553/0-2, a professional corporation with head offices in this Capital City, at Rua Coriolano 2030, suite 31, herein represented by its member Paulo César Domingues Chagas, Professional Enrolment *(CRC-01-SP)* 132,722/0-2, having been chosen as an expert to appraise the stockholders' equity of **SUZANO QUÍMICA LTDA.**, hereinafter simply "**QUÍMICA**", hereby presents its appraisal report of **QUÍMICA**'s stockholders' equity, as follows: **1 – Books and Accounting** – **QUÍMICA**'s books are in compliance with all the legal and tax standards, and they have been recorded in accordance with accounting practices adopted in Brazil, as uniformly and consistently applied. **2 – Balance Sheets** – September 30 was established as base date for the appraisal, pursuant to the balance sheets closed on such date, and that constitutes **Schedule I**, an integral part hereof. Such balance was assessed in accordance with generally accepted accounting principles and uniformly and consistently applied. **3 – Survey of Properties** – The undersigned confirmed that the assets and liabilities described in such balance sheets actually exist and are backed by proper legal and tax documents, and that there are no claims by third parties regarding its possession and title. **4 – Stockholders' Equity to be fully amalgamated** – In accordance with criteria previously described, the following amounts were assessed concerning equity elements to be fully amalgamated, reaching an accounting stockholders' equity of R$1,063,411,874.07.

A) ASSETS		B) LIABILITIES	
	R$		R$
Current Assets	21,337,736.63	Current Liabilities	3,801,624.83
Long-Term Assets	4,957,734.27	Long-Term Liabilities	10,471,385.61
Permanent Assets	1,051,389,413.61		
Total Assets	***1,077,684,884.51***	***Total Liabilities***	***14,273,010.44***

C) Accounting Stockholders' Equity on September 30, 2005 (A-B) <u>R$1,063,411,874.07.</u>

5 – Appraisal – As seen in the balance sheets which constitute **Schedule I** hereof, **QUÍMICA**'s accounting stockholders' equity to be fully amalgamated is in the amount of R$1,063,411,874.07.

Therefore, by deeming as completed the present report, it is signed in four counterparts for one single effect.

São Paulo, November 11, 2005

ADVISER AUDITORES INDEPENDENTES
Professional Enrolment *(CRC-2-SP)* 18,553/0-2

Paulo César Domingues Chagas
Professional Enrolment *(CRC-01-SP)* 132,722/0-2

SCHEDULE I

SUZANO QUÍMICA LTDA.
Balance Sheets on September 30, 2005

ASSETS		LIABILITIES	
Current Assets:	**21,337,736.63**	**Current Liabilities:**	**3,801,624.83**
Banks	412,321.22	Suppliers	19,993.53
Financial investments	19,533,999.63	Loan	2,280,223.26
Receivable accounts	162,105.04	Payable accounts	283,281.75
Recoverable taxes	1,229,310.74	Taxes to become due	1,218,126.29
Long-Term Assets:	**4,957,734.27**	**Long-term liabilities:**	**10,471,385.61**
Related companies	4,957,734.27	Advancement for capital increase	10,471,385.61
Permanent Assets:	**1,051,389,413.61**	**Stockholders' Equity:**	**1,063,411,874.07**
Investments	**1,051,348,536.51**	Capital stock	913,148,788.00
Fixed assets	40,877.10	Reappraisal reserve	7,045,910.01
		Accumulated earnings	143,217,176.06
Total	***1,077,684,884.51***	***Total***	***1,077,684,884.51***

POLIBRASIL COMPOSTOS S/A

Appraisal Report of its Stockholders' Equity for purposes of Amalgamation by SUZANO PETROQUÍMICA S/A

Appraisal Report of the Stockholders' Equity of POLIBRASIL COMPOSTOS S/A for purposes of its Amalgamation by SUZANO PETROQUÍMICA S.A.

ADVISER AUDITORES INDEPENDENTES, Tax ID *(CNPJ)* 00,758,473/0001-52, Professional Enrolment *(CRC-2-SP)* 18,553/0-2, a professional corporation with head offices in this Capital City, at Rua Coriolano 2030, suite 31, herein represented by its member Paulo César Domingues Chagas, Professional Enrolment *(CRC-01-SP)* 132,722/0-2, having been chosen as an expert to appraise the stockholders' equity of **POLIBRASIL COMPOSTOS S/A**, hereinafter simply "**POLICOM**", hereby presents its appraisal report of **POLICOM**'s stockholders' equity, as follows: **1 – Books and Accounting – POLICOM**'s books are in compliance with all the legal and tax standards, and they have been recorded in accordance with accounting practices adopted in Brazil, as uniformly and consistently applied. **2 – Balance Sheets** – September 30 was established as base date for the appraisal, pursuant to the balance sheets closed on such date, and that constitutes **Schedule I**, an integral part hereof. Such balance was assessed in accordance with generally accepted accounting principles and uniformly and consistently applied. **3 – Survey of Properties** – The undersigned confirmed that the assets and liabilities described in such balance sheets actually exist and are backed by proper legal and tax documents, and that there are no claims by third parties regarding its possession and title. **4 – Stockholders' Equity to be fully amalgamated** – In accordance with criteria previously described, the following amounts were assessed concerning equity elements to be fully amalgamated, reaching an accounting stockholders' equity of R$ 39,897,763.16.

A) ASSETS		B) LIABILITIES	
	R$		**R$**
Current Assets	23,538,146.94	Current Liabilities	2,947,264.91
Long-Term Assets	7,053,806.93		
Permanent Assets	12,253,074.20		
Total Assets	***42,845,028.07***	***Total Liabilities***	***2,947,264.91***

C) Accounting Stockholders' Equity on September 30, 2005 (A-B) R$ 39,897,763.16

5 – Appraisal – As seen in the balance sheets which constitute **Schedule I** hereof, **POLICOM**'s accounting stockholders' equity to be fully amalgamated is R$ 39,897,763.16.

Therefore, by deeming as completed the present report, it is signed in four counterparts for one single effect.

São Paulo, November 11, 2005

ADVISER AUDITORES INDEPENDENTES
Professional Enrolment *(CRC-2-SP)* 18,553/0-2

Paulo César Domingues Chagas
Professional Enrolment *(CRC-01-SP)* 132,722/0-2

SCHEDULE I

POLIBRASIL COMPOSTOS S/A
Balance Sheets on September 30, 2005

ASSETS		LIABILITIES	
Current Assets:	**25,538,146.94**	**Current Liabilities:**	**2,947,264.91**
Cash and banks	10,244.28	Suppliers	54,541.31
Customers	31,521.65	Taxes to become due	166,564.21
Related parts	20,296,741.19	Salaries and social charges	8,768.64
Inventory	1,706,865.29	Other liabilities	2,717,390.75
Advance to suppliers	47,431.16		
Recoverable taxes	468,581.68		
Other credits	960,873.40		
Prepaid expenses	15,888.29		
Long-Term Assets:	**7,053,806.93**	**Stockholders' Equity:**	39,897,763.16
Tax credit	7,045,363.92	Capital stock	46,481,026.62
Tax incentives	8,443.01	Accumulated Earnings (Losses)	(6,583,263.46)
Permanent Assets:	**12,253,074.20**		
Investments	12,228.89		
Fixed assets	11,931,519.00		
Deferred assets	309,326.31		
Total	***42,845,028.07***	***Total***	***42,845,028.07***

POLIBRASIL COMPOSTOS S/A

Appraisal Report of its Stockholders' Equity for purposes of Amalgamation by SUZANO PETROQUÍMICA S/A

Appraisal Report of the Stockholders' Equity of POLIBRASIL COMPOSTOS S/A for purposes of its Amalgamation by SUZANO PETROQUÍMICA S.A.

ADVISER AUDITORES INDEPENDENTES, Tax ID *(CNPJ)* 00,758,473/0001-52, Professional Enrolment *(CRC-2-SP)* 18,553/0-2, a professional corporation with head offices in this Capital City, at Rua Coriolano 2030, suite 31, herein represented by its member Paulo César Domingues Chagas, Professional Enrolment *(CRC-01-SP)* 132,722/0-2, having been chosen as an expert to appraise the stockholders' equity of **POLIBRASIL COMPOSTOS S/A**, hereinafter simply "**POLICOM**", hereby presents its appraisal report of **POLICOM**'s stockholders' equity, as follows: **1 – Books and Accounting – POLICOM**'s books are in compliance with all the legal and tax standards, and they have been recorded in accordance with accounting practices adopted in Brazil, as uniformly and consistently applied. **2 – Balance Sheets** – September 30 was established as base date for the appraisal, pursuant to the balance sheets closed on such date, and that constitutes **Schedule I**, an integral part hereof. Such balance was assessed in accordance with generally accepted accounting principles and uniformly and consistently applied. **3 – Survey of Properties** – The undersigned confirmed that the assets and liabilities described in such balance sheets actually exist and are backed by proper legal and tax documents, and that there are no claims by third parties regarding its possession and title. **4 – Stockholders' Equity to be fully amalgamated** – In accordance with criteria previously described, the following amounts were assessed concerning equity elements to be fully amalgamated, reaching an accounting stockholders' equity of R$ 39,897,763.16.

A) ASSETS		**B) LIABILITIES**	
	R$		**R$**
Current Assets	23,538,146.94	Current Liabilities	2,947,264.91
Long-Term Assets	7,053,806.93		
Permanent Assets	12,253,074.20		
Total Assets	***42,845,028.07***	***Total Liabilities***	***2,947,264.91***

C) Accounting Stockholders' Equity on September 30, 2005 (A-B) R$ 39,897,763.16

5 – Appraisal – As seen in the balance sheets which constitute **Schedule I** hereof, **POLICOM**'s accounting stockholders' equity to be fully amalgamated is R$ 39,897,763.16.

Therefore, by deeming as completed the present report, it is signed in four counterparts for one single effect.

São Paulo, November 11, 2005

ADVISER AUDITORES INDEPENDENTES
Professional Enrolment *(CRC-2-SP)* 18,553/0-2

Paulo César Domingues Chagas
Professional Enrolment *(CRC-01-SP)* 132,722/0-2

SCHEDULE I

POLIBRASIL COMPOSTOS S/A
Balance Sheets on September 30, 2005

ASSETS		LIABILITIES	
Current Assets:	**25,538,146.94**	**Current Liabilities:**	**2,947,264.91**
Cash and banks	10,244.28	Suppliers	54,541.31
Customers	31,521.65	Taxes to become due	166,564.21
Related parts	20,296,741.19	Salaries and social charges	8,768.64
Inventory	1,706,865.29	Other liabilities	2,717,390.75
Advance to suppliers	47,431.16		
Recoverable taxes	468,581.68		
Other credits	960,873.40		
Prepaid expenses	15,888.29		
Long-Term Assets:	**7,053,806.93**	**Stockholders' Equity:**	39,897,763.16
Tax credit	7,045,363.92	Capital stock	46,481,026.62
Tax incentives	8,443.01	Accumulated Earnings (Losses)	(6,583,263.46)
Permanent Assets:	**12,253,074.20**		
Investments	12,228.89		
Fixed assets	11,931,519.00		
Deferred assets	309,326.31		
Total	***42,845,028.07***	***Total***	***42,845,028.07***

FILE Nº 82-34667

Filing and Justification

SUZANO PETROQUÍMICA S.A., Tax ID *(CNPJ)* 04,705,090/0001-77, a domestic corporation, with its articles of incorporation filed with JUCESP, NIRE 35 3 001876 5, with head offices in this Capital City, at Avenida Brigadeiro Faria Lima 1355, 9th floor, herein represented in accordance with its bylaws, hereinafter simply the Amalgamator; **SUZANO QUÍMICA LTDA.**, Tax ID *(CNPJ)* 00,975,444/0001-42, a domestic limited liability company by shares, with its articles of association filed with JUCESP, NIRE 35 2 1359549 4, with head offices in this Capital City, at Avenida Brigadeiro Faria Lima 1355, 9th floor (part), herein represented in accordance with its bylaws, hereinafter simply the First Amalgamated; **POLIPROPILENO S.A.**, Tax ID *(CNPJ)* 13,604,087/0001-58, a domestic corporation, with its articles of incorporation filed with JUCESP, NIRE 35 300 155 947, with head offices in Mauá, State of São Paulo, at Avenida Ayrton Senna da Silva 2700, Wing 3, Room 2, herein represented in accordance with its bylaws, hereinafter simply the Second Amalgamated; **POLIBRASIL RESINAS S.A.**, Tax ID *(CNPJ)* 59,682,583/0001-20, a domestic corporation, with its articles of incorporation filed with JUCESP, NIRE 35 300 122 101, with head offices in Mauá, State of São Paulo, at Avenida Ayrton Senna da Silva 2700, herein represented in accordance with its bylaws, hereinafter simply the Third Amalgamated; and **POLIBRASIL COMPOSTOS S.A.**, Tax ID *(CNPJ)* 16,054,801/0001-70, a domestic corporation, with its articles of incorporation filed with JUCESP, NIRE 35 300 137 281, with head offices in Mauá, State of São Paulo, at Avenida Ayrton Senna da Silva 2700, Room 313-part, and booths 131 to 163 at Unit 2900-Warehouse, herein represented in accordance with its bylaws, hereinafter simply the Fourth Amalgamated, decide to enter the present filing for amalgamation of the First, Second, Third and Fourth Amalgamated, by the Amalgamator, as follows:

1. The Amalgamator holds 99.99999985% of the capital stock of the First Amalgamated which, on its turn, holds 98.1132373% of the capital stock of the Second Amalgamated (being 98.3750932% common shares and 97.6000718% preferred shares) which, on its turn, holds 99.9999996% of the capital stock of the Third Amalgamated which, on its turn, holds one hundred percent (100%) of the capital stock of the Fourth Amalgamated.
2. The Amalgamator intends, on November 30, 2005, at the same occasion, subsequently, to amalgamate the First Amalgamated, the Second Amalgamated, the Third Amalgamated and the Fourth Amalgamated.
3. The Amalgamator intends, upon such amalgamations, to hold either directly or indirectly one hundred percent (100%) of the capital of the First Amalgamated and the Second Amalgamated.

4. The stockholders' equity of the Amalgamated is to be assessed at the book value, on the base date of Sep 30, 2005, and the later equity variations are to belong to the Amalgamator.
5. The amalgamation of the First Amalgamated, the Second Amalgamated and the Fourth Amalgamated shall be performed with no increase of capital, because the Amalgamator, upon its amalgamation, shall hold one hundred percent (100%) of the capital stock of each one of them, and their amalgamation shall be made through a mere replacement of amounts.
6. The amalgamation of the Third Amalgamated shall be also performed with no increase of capital, since although the Amalgamator does not hold one hundred percent (100%) of the capital stock of the Third Amalgamated, the interest of the minority shareholders of the Third Amalgamated in its capital stock is 0.0000004398%, which when applied on the value of its stockholders' equity, on September 30, 2005, result in two *reais* and forty-one *centavos* (R$ 2.41), what is insufficient to cause an increase of capital with issue of shares at the Amalgamator, because the equity value of each share of the Amalgamator, on the same date, is four *reais* and forty-two *centavos* (R$ 4.42). As a consequence, said amount shall be credited by the Amalgamator, on behalf of each of the relevant creditors. Then, the controlling company of the Amalgamator, Suzano Holding S.A. *(CNPJ)* 60,651,809/0001-05; NIRE 35 3 0001186 4), shall pay for said credit, on the name, place and stead of the Amalgamator, by transferring to each one of them one (1) preferred share issued by the Amalgamator.
7. The company Adviser Auditores Independentes *(CNPJ)* 00,758,473/0001-52; Professional Enrolment *(CRC-02/SP)* 18,553/0-2 is hereby appointed to assess the stockholders' equity of the Amalgamated, *ad referendum* of the Special General Meeting of the Amalgamator to decide on the amalgamations.
8. The interest in the operation is to simplify the Amalgamator's shareholding structure, and turn it into an operating company, pursuant to a commitment entered with the market.

In witness whereof, they execute the present instrument in three counterparts.

São Paulo, November 08, 2005

SUZANO PETROQUÍMICA S.A.

SUZANO QUÍMICA LTDA.

POLIPROPILENO S.A.

POLIBRASIL RESINAS S.A.

POLIBRASIL COMPOSTOS S.A.

Filing and Justification

SUZANO PETROQUÍMICA S.A., Tax ID *(CNPJ)* 04,705,090/0001-77, a domestic corporation, with its articles of incorporation filed with JUCESP, NIRE 35 3 001876 5, with head offices in this Capital City, at Avenida Brigadeiro Faria Lima 1355, 9th floor, herein represented in accordance with its bylaws, hereinafter simply the Amalgamator; **SUZANO QUÍMICA LTDA.**, Tax ID *(CNPJ)* 00,975,444/0001-42, a domestic limited liability company by shares, with its articles of association filed with JUCESP, NIRE 35 2 1359549 4, with head offices in this Capital City, at Avenida Brigadeiro Faria Lima 1355, 9th floor (part), herein represented in accordance with its bylaws, hereinafter simply the First Amalgamated; **POLIPROPILENO S.A.**, Tax ID *(CNPJ)* 13,604,087/0001-58, a domestic corporation, with its articles of incorporation filed with JUCESP, NIRE 35 300 155 947, with head offices in Mauá, State of São Paulo, at Avenida Ayrton Senna da Silva 2700, Wing 3, Room 2, herein represented in accordance with its bylaws, hereinafter simply the Second Amalgamated; **POLIBRASIL RESINAS S.A.**, Tax ID *(CNPJ)* 59,682,583/0001-20, a domestic corporation, with its articles of incorporation filed with JUCESP, NIRE 35 300 122 101, with head offices in Mauá, State of São Paulo, at Avenida Ayrton Senna da Silva 2700, herein represented in accordance with its bylaws, hereinafter simply the Third Amalgamated; and **POLIBRASIL COMPOSTOS S.A.**, Tax ID *(CNPJ)* 16,054,801/0001-70, a domestic corporation, with its articles of incorporation filed with JUCESP, NIRE 35 300 137 281, with head offices in Mauá, State of São Paulo, at Avenida Ayrton Senna da Silva 2700, Room 313-part, and booths 131 to 163 at Unit 2900-Warehouse, herein represented in accordance with its bylaws, hereinafter simply the Fourth Amalgamated, decide to enter the present filing for amalgamation of the First, Second, Third and Fourth Amalgamated, by the Amalgamator, as follows:

1. The Amalgamator holds 99.99999985% of the capital stock of the First Amalgamated which, on its turn, holds 98.1132373% of the capital stock of the Second Amalgamated (being 98.3750932% common shares and 97.6000718% preferred shares) which, on its turn, holds 99.9999996% of the capital stock of the Third Amalgamated which, on its turn, holds one hundred percent (100%) of the capital stock of the Fourth Amalgamated.
2. The Amalgamator intends, on November 30, 2005, at the same occasion, subsequently, to amalgamate the First Amalgamated, the Second Amalgamated, the Third Amalgamated and the Fourth Amalgamated.
3. The Amalgamator intends, upon such amalgamations, to hold either directly or indirectly one hundred percent (100%) of the capital of the First Amalgamated and the Second Amalgamated.

4. The stockholders' equity of the Amalgamated is to be assessed at the book value, on the base date of Sep 30, 2005, and the later equity variations are to belong to the Amalgamator.
5. The amalgamation of the First Amalgamated, the Second Amalgamated and the Fourth Amalgamated shall be performed with no increase of capital, because the Amalgamator, upon its amalgamation, shall hold one hundred percent (100%) of the capital stock of each one of them, and their amalgamation shall be made through a mere replacement of amounts.
6. The amalgamation of the Third Amalgamated shall be also performed with no increase of capital, since although the Amalgamator does not hold one hundred percent (100%) of the capital stock of the Third Amalgamated, the interest of the minority shareholders of the Third Amalgamated in its capital stock is 0.0000004398%, which when applied on the value of its stockholders' equity, on September 30, 2005, result in two *reais* and forty-one *centavos* (R$ 2.41), what is insufficient to cause an increase of capital with issue of shares at the Amalgamator, because the equity value of each share of the Amalgamator, on the same date, is four *reais* and forty-two *centavos* (R$ 4.42). As a consequence, said amount shall be credited by the Amalgamator, on behalf of each of the relevant creditors. Then, the controlling company of the Amalgamator, Suzano Holding S.A. *(CNPJ)* 60,651,809/0001-05; NIRE 35 3 0001186 4), shall pay for said credit, on the name, place and stead of the Amalgamator, by transferring to each one of them one (1) preferred share issued by the Amalgamator.
7. The company Adviser Auditores Independentes *(CNPJ)* 00,758,473/0001-52; Professional Enrolment *(CRC-02/SP)* 18,553/0-2 is hereby appointed to assess the stockholders' equity of the Amalgamated, *ad referendum* of the Special General Meeting of the Amalgamator to decide on the amalgamations.
8. The interest in the operation is to simplify the Amalgamator's shareholding structure, and turn it into an operating company, pursuant to a commitment entered with the market.

In witness whereof, they execute the present instrument in three counterparts.

São Paulo, November 08, 2005

SUZANO PETROQUÍMICA S.A.

SUZANO QUÍMICA LTDA.

POLIPROPILENO S.A.

POLIBRASIL RESINAS S.A.

POLIBRASIL COMPOSTOS S.A.

Suzano Petroquímica S.A.

Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital

Notice of Special General Meeting

Notice is hereby given that a Special General Meeting of Shareholders shall be held on November 30, 2005, at 5:00 PM, at the company's headquarter, Avenida Brigadeiro Faria Lima No 1,355, 9th floor, to consider the following agenda:

1) To review and discuss on the protocol and justification of the amalgamation of Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A. and Polibrasil Compostos S.A.;
2) To ratify the choice of the company Adviser Auditores Independentes to assess the net worth of the companies to be amalgamated;
3) To approve the appraisals of the net worth of the companies to be amalgamated;
4) To approve the amalgamation of Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A. and Polibrasil Compostos S.A., with no increase of the capital;
5) To adapt and restate the bylaws, amending, among other provisions, those related to the management of the company and the increase of the limits of the authorized capital.

São Paulo, November 08, 2005

David Feffer

President of the Board of Directors

FILE N° 82-34667

Suzano Petroquímica S.A.

Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital

Notice of Special General Meeting

Notice is hereby given that a Special General Meeting of Shareholders shall be held on November 30, 2005, at 5:00 PM, at the company's headquarter, Avenida Brigadeiro Faria Lima No 1,355, 9th floor, to consider the following agenda:

1) To review and discuss on the protocol and justification of the amalgamation of Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A. and Polibrasil Compostos S.A.;
2) To ratify the choice of the company Adviser Auditores Independentes to assess the net worth of the companies to be amalgamated;
3) To approve the appraisals of the net worth of the companies to be amalgamated;
4) To approve the amalgamation of Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A. and Polibrasil Compostos S.A., with no increase of the capital;
5) To adapt and restate the bylaws, amending, among other provisions, those related to the management of the company and the increase of the limits of the authorized capital.

São Paulo, November 08, 2005

David Feffer
President of the Board of Directors

FILE Nº 82-34667

Level 2
MARKET
BOVESPA-BRAZIL

Notice for Beginning of Public Distribution of Commercial Promissory Notes of the 1st Issue by

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Tax ID *(CNPJ/MF)* 04,705,090/0001-77
Av. Brigadeiro Faria Lima 1355, 9th floor
A Publicly Traded Company

ISIN: BRSZPQNPM002

Coordinators
- BRADESCO CORPORATE
- HSBC
- PACTUAL
- BANCO SANTANDER

At the amount of
R$ 540,000,000.00

1. Characteristics of the 1st Issue

Such 1st Issue of Commercial Promissory Notes (the "Issue" and the "Promissory Notes") was approved by the Meeting of the Issuer's Management Board ("RCA"), held on July 22, 2005, the minutes of which were filed with the Registry of Commerce of the State of São Paulo, on July 27, 2005, with no. 209,655/05-7, and published in the Official Gazette of the State of São Paulo and in *Valor Econômico* newspaper, on July 29, 2005.

a) **Actual Amount of the Issue:** five hundred forty million *reais* (R$ 540,000,000.00);
b) **Full Quantity:** five hundred forty (540) Promissory Notes;
c) **Unit Par Value:** one million *reais* (R$ 1,000,000.00) ("Unit Par Value");
d) **Series:** the Promissory Notes are being issued in one single series;
e) **Remuneration:** remuneratory interest are to be applied on the Unit Par Value, corresponding to the earning of the daily average rates of extra-group, one-day DI-Interfinancial Deposits ("DI Rates"), as calculated and disclosed by CETIP, capitalized at a spread ("spread") of six tenths per cent (0.6%) per year, at a base of 252 business days, incurring on the Unit Par Value, as of the Date of Issue, until the

due date of the Promissory Notes; in compliance with the following formula ("Remuneration"):

$$\mathbf{J = [(DI\ Factor \times Spread\ Factor) - 1] \times VNb,}$$

where:

J = Interest unit amount, plus "spread", earned in such period of time, calculated with six (6) decimal places, with no rounded numbers;

VNb = Par value of issue, or after the latest amortization or inclusion of interest, if any, disclosed/calculated with six (6) decimal places, with no rounded numbers;

DI Factor = Product of DI Over rates, from the date of issue through the due date, excluded though, calculated with eight (8) decimal places, with rounded numbers. The DI Factor is assessed in accordance with the formula:

$$\text{DI Factor} = \prod_{k=1}^{n}(1+TDI_k),$$

where:

n = Number of DI rates used;

TDLk = DI over rate, stated per day, calculated with eight (8) decimal places, with rounded numbers, assessed in accordance with the formula:

$$\text{TDI}_k = \left[\left(\frac{DIk}{100}+1\right)^{\frac{1}{252}}\right]-1,$$

where:

DIk = DI over rate disclosed by CETIP, stated with two decimal places.

Interest Factor or Spread Factor = Factor calculated with nine (9) decimal places, with rounded numbers, assessed in accordance with the formula:

$$\text{Interest Factor or Spread Factor} = \left\{\left[\left(\frac{0.6000\%}{100}+1\right)^{\frac{dut}{252}}\right]^{\frac{dup}{dut}}\right\},$$

where:

dut = Number of business days existing in the asset total deadline;

dup = Number of business days between the issue, inclusion or latest payment and the date of adjustment, payment or the due date.

Notes:

1. The factor resulting from the expression $(1 + TDI_k)$ is considered with sixteen (16) decimal places with no rounded numbers, as well as its product;
2. The product of daily factors is performed $(1 + TDI_k)$, and at every daily factor earned, the result with sixteen (16) decimal places is omitted, being the next daily factor applied, and so on until the last number considered.

f) **Date of Issue and Manner of Payment:** For all purposes and effects, the date of issue of the Promissory Notes is the date of subscription, where the actual payment is to take place, in domestic legal tender, cash ("Date of Issue");

g) **Price of Subscription:** The subscription of the Promissory Notes is to be made at the Unit Par Value;

h) **Deadline of Subscription and Payment:** Both the subscription and the payment shall occur on the date of publication of the present Notice for Beginning of Distribution;

i) **Manner:** Registered;

j) **Guaranty:** Suretyship by Suzano Holding S.A., pursuant to its decision, at a Meeting of the Management Board, on July 22, 2005 ("Guarantor"), as published in the Official Gazette of the State of São Paulo and in *Valor Econômico* newspaper, on July 29, 2005, the minutes of which were filed with JUCESP, with no. 209,654/05-7;

k) **Early Redemption:** One (1) month from the Date of Issue, the Promissory Notes may be redeemed on an early basis, in whole or in part, upon the payment of the Unit Par Value, plus *pro rata temporis* Remuneration, as calculated from the Date of Issue through the date of the actual redemption, provided their holders are notified ten (10) days before the date set forth for such redemption and, provided as well they expressly and on a timely fashion inform their consent, in compliance with article 7, Paragraph 2, CVM Instruction 134/90, in case such consent has not been expressly previously given;

l) **Due Date:** The due date for the Promissory Notes is no later than one hundred eighty (180) days from the Date of Issue;

m) **Cases of Early Due Date:** The holders of the Promissory Notes may declare as due and payable on an early basis all the obligations arising from Promissory Notes which they hold, and demand the Issuer to promptly pay for the Unit Par Value of the Promissory Notes, as adjusted in accordance with the Remuneration referred to in section (e) above, and such payment should occur no later than three (3) business days from the awareness of the facts referred to below, regardless of any court or out-of-court notice, warning or communication, in case the following events take place:

- The Issuer or the Guarantor submit a proposal for either court or out-of-court recovery, voluntary bankruptcy or declaration of bankruptcy, or, further, any similar procedure which might be created by law;
- Request for bankruptcy of the Issuer, the Guarantor or Polibrasil Resinas S.A., provided it is made on a good faith basis, lawfully grounded and it is neither challenged nor paid within the legal deadline;
- Lawful and repeated protest of securities against the Issuer, the unpaid earned amount of which does not exceed eighty-five million *reais* (R$ 85,000,000.00), unless such protest has been made wrongly or under bad faith by third parties, provided this is validly proven by the Issuer; it has been cancelled or, further, if collaterals are submitted in court; but under any circumstance, no later than one hundred thirty (130) calendar days from its occurrence;
- Early due date of any loan and/or financing from the Issuer, the Guarantor or Polibrasil Resinas S.A., as a result from a failure concerning the obligation to pay any amount equal to or higher than eighty-five million *reais* (R$ 85,000,000.00), or an equivalent amount in other currencies, provided the relevant creditor is anyway formally requesting for the payment of such obligation;
- The Guarantor loses the indirect shareholding control of Polibrasil Resinas S.A.;

- The capital stock of the Issuer and/or the Guarantor is reduced, as decided through a General Meeting;
- The indirect shareholding control of the Issuer or the Guarantor is either assigned or transferred.

n) **Placement Regime:** The Coordinators shall individually distribute the Promissory Notes, on a regime of firm commitment on placement;

o) **Negotiation:** The Promissory Notes are to be negotiated on the over-the-counter market, through the Nota System, as managed by ANDIMA and operated by CETIP;

p) **Place of Payment:** Payments related to the Promissory Notes shall be performed in compliance with the procedures adopted by CETIP or in the Issuer's head offices, as for the holders of Promissory Notes which are not associated with said Nota System;

q) **Late Payment Charges:** In case of unpunctuality to pay for any amount owed to the holders of the Promissory Notes, the debts in arrears shall be subject, besides the Remuneration set forth above, to (i) a noncompensatory, late payment fine of two percent (2%) on the due and unpaid amount; and (ii) *pro rata* late interest calculated from the date of default until the date of the actual payment, at the rate of twelve percent (12%) per year on the so due amount, regardless of any court or out-of-court notice, warning or communication; and

r) **Extension of Deadlines:** Deadlines concerning the payment of any obligation related to the Promissory Notes shall be considered as extended until the first next business day, in case the due date falls on a day where there is neither trading nor banking activities on the place of payment of the Promissory Notes, in the City of São Paulo, State of São Paulo, with no addition whatsoever to the amounts to be paid, except for the cases in which the payments should be performed by CETIP, and in this case there will be an extension only when the date of payment falls on a national holiday.

2. Distribution Procedure

The Promissory Notes are going to be object of public distribution, being intermediated by financial institutions which are part of the securities distribution system. There shall not be prior reserves, nor establishment of maximum or minimum lots. The distribution plan, as arranged by the Coordinators, has as target audience qualified investors, in compliance with the duly restated Instruction 409/2004.

The placement of the Promissory Notes shall begin only after CVM grants the Distribution Registry and the Notice for Beginning of Distribution is published, and it is going to end no later than October 07, 2005.

As provided for in article 1 of CVM Instruction 155, of November 01, 1990, there shall not be, for the purposes hereof, use of Prospects or any advertisement material intended for public disclosure, except for this Notice for Beginning and the Announcement for Closure of Distribution.

2.1 Target Audience of the Offer – The Offer is solely and exclusively intended for qualified investors, as defined by article 109, subparagraph I of CVM Instruction 409, of August 18, 2004 ("Qualified Investors").

Every other investors other than the Qualified Investors must consider the inadequacy hereof, once this is exclusively intended for Qualified Investors which have enough skills and knowledge to make independent and well-grounded investment decisions.

3. Options to Increase the Number of Promissory Notes to be Distributed

In compliance with article 24, in caption of CVM Instruction 400/03, the Issuer provides the Coordinators with the option to increase the quantity of Promissory Notes to be

distributed, under the same conditions and prices of the Promissory Notes initially offered, by up to R$ 81,000,000.00, or 81 Promissory Notes, accounting for 15% of the initially offered quantity ("Supplementary Lot").
The Issuer may, further, increase the quantity of Promissory Notes to be distributed by up to twenty percent (20%) as for the originally offered quantity, that is, by up to R$ 108,000,000.00, or 108 Promissory Notes, with no need to make a new registry request to the CVM or change the offer terms, in compliance with article 14, Paragraph 2, of CVM Instruction 400/03 ("Additional Lot").

4. Representations

4.1. As provided for in article 56 of CVM Instruction 400/03, the Issuer represents, through its statutory directors, Messrs. João Nogueira Batista and Armando Guedes Coelho, that all the information supplied in the scope of the 1st Issue of Promissory Notes is true, consistent, accurate and sufficient.
4.2. As provided for in article 56 of CVM Instruction 400/03, the Leading Coordinator represents, through its statutory director, Miss Denise Pauli Pavarini de Moura, that it acted carefully and under the highest standards of diligence, in order to ensure the quality of the information about the Company, so that it is true, consistent, accurate and sufficient.
4.3. The Leading Coordinator represents further that it has checked the sufficiency, enforceability and regularity of the suretyship hereby granted.

5. Places for Purchasing of the Promissory Notes:

Leading Coordinator:
Banco Bradesco S.A., Avenida Paulista 1450 – 3rd floor – São Paulo, State of São Paulo ("Leading Coordinator").
Coordinators:
Banco Pactual S.A., Praia de Botafogo, Corcovado Tower 501 – 5th and 6th floors – Rio de Janeiro, State of Rio de Janeiro; HSBC Bank Brasil S.A. – Banco Múltiplo, Avenida Brigadeiro Faria Lima 3064 – 4th floor – São Paulo, State of São Paulo; and Banco Santander S.A., Rua Amador Bueno 474 – São Paulo, State of São Paulo.
Coordinators: Leading Coordinator and Coordinator when acting jointly ("Coordinators").
Agent and Custodian Bank of the Promissory Notes: Banco Bradesco S.A.
CVM Registry: CVM/SRE/RNP/2005/007, on Aug 24, 2005.
Date for Beginning of Distribution: Aug 31, 2005.

6. Additional Information:

For further information on the Issue and the Promissory Notes, the interested parties should contact:
(i) CVM – Rua Sete de Setembro 111, 5th floor, Rio de Janeiro, State of Rio de Janeiro, or Rua Formosa 367, 20th floor, São Paulo, State of São Paulo;
(ii) the Issuer – Avenida Brigadeiro Faria Lima 1355 – 9th floor – São Paulo, State of São Paulo;
(iii) the Coordinators, at the addresses and through the persons referred to in section 5 above;
(iv) the Leading Coordinator, at the address referred to above, with Mr. João Carlos Zani (phone 2178-4800, fax 2178-4808), who is in charge of causing the compliance with what is provided for in article 33, paragraph 3, subparagraph III, of CVM Instruction 400; and

(v) CETIP, in the capacity of manager of the Promissory Note System ("NOTA"), Rua Líbero Badaró 425, 24th floor, São Paulo, State of São Paulo.

"The registry hereof with the Comissão de Valores Mobiliários *(Securities and Exchange Commission) has as sole purpose to ensure the access to information to be supplied by the Issuer upon request made the subscribers at the place stated herein, and this does not imply, on the part of CVM, any guaranty on the truthfulness of such information, nor any opinion on the quality of the Company or the Promissory Notes to be distributed."*

Level 2
MARKET
BOVESPA-BRAZIL

Notice for Beginning of Public Distribution of Commercial Promissory Notes of the 1st Issue by

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Tax ID *(CNPJ/MF)* 04,705,090/0001-77
Av. Brigadeiro Faria Lima 1355, 9th floor
A Publicly Traded Company

ISIN: BRSZPQNPM002

Coordinators

- BRADESCO CORPORATE
- HSBC
- PACTUAL
- BANCO SANTANDER

At the amount of
R$ 540,000,000.00

1. Characteristics of the 1st Issue

Such 1st Issue of Commercial Promissory Notes (the "Issue" and the "Promissory Notes") was approved by the Meeting of the Issuer's Management Board ("RCA"), held on July 22, 2005, the minutes of which were filed with the Registry of Commerce of the State of São Paulo, on July 27, 2005, with no. 209,655/05-7, and published in the Official Gazette of the State of São Paulo and in *Valor Econômico* newspaper, on July 29, 2005.

a) **Actual Amount of the Issue:** five hundred forty million *reais* (R$ 540,000,000.00);
b) **Full Quantity:** five hundred forty (540) Promissory Notes;
c) **Unit Par Value:** one million *reais* (R$ 1,000,000.00) ("Unit Par Value");
d) **Series:** the Promissory Notes are being issued in one single series;
e) **Remuneration:** remuneratory interest are to be applied on the Unit Par Value, corresponding to the earning of the daily average rates of extra-group, one-day DI-Interfinancial Deposits ("DI Rates"), as calculated and disclosed by CETIP, capitalized at a spread ("spread") of six tenths per cent (0.6%) per year, at a base of 252 business days, incurring on the Unit Par Value, as of the Date of Issue, until the

due date of the Promissory Notes; in compliance with the following formula ("Remuneration"):

$$J = [(DI\ Factor \times Spread\ Factor) - 1] \times VNb,$$

where:

J = Interest unit amount, plus "spread", earned in such period of time, calculated with six (6) decimal places, with no rounded numbers;

VNb = Par value of issue, or after the latest amortization or inclusion of interest, if any, disclosed/calculated with six (6) decimal places, with no rounded numbers;

DI Factor = Product of DI Over rates, from the date of issue through the due date, excluded though, calculated with eight (8) decimal places, with rounded numbers. The DI Factor is assessed in accordance with the formula:

$$\text{DI Factor} = \prod_{k=1}^{n}(1 + TDI_k),$$

where:

n = Number of DI rates used;

TDLk = DI over rate, stated per day, calculated with eight (8) decimal places, with rounded numbers, assessed in accordance with the formula:

$$TDI_k = \left[\left(\frac{DIk}{100}+1\right)^{\frac{1}{252}}\right]-1,$$

where:

Dlk = DI over rate disclosed by CETIP, stated with two decimal places.

Interest Factor or Spread Factor = Factor calculated with nine (9) decimal places, with rounded numbers, assessed in accordance with the formula:

$$\text{Interest Factor or Spread Factor} = \left\{\left[\left(\frac{0.6000\%}{100}+1\right)^{\frac{dut}{252}}\right]^{\frac{dup}{dut}}\right\},$$

where:

dut = Number of business days existing in the asset total deadline;

dup = Number of business days between the issue, inclusion or latest payment and the date of adjustment, payment or the due date.

Notes:

1. The factor resulting from the expression $(1 + TDI_k)$ is considered with sixteen (16) decimal places with no rounded numbers, as well as its product;
2. The product of daily factors is performed $(1 + TDI_k)$, and at every daily factor earned, the result with sixteen (16) decimal places is omitted, being the next daily factor applied, and so on until the last number considered.

f) **Date of Issue and Manner of Payment:** For all purposes and effects, the date of issue of the Promissory Notes is the date of subscription, where the actual payment is to take place, in domestic legal tender, cash ("Date of Issue");

g) **Price of Subscription:** The subscription of the Promissory Notes is to be made at the Unit Par Value;

h) **Deadline of Subscription and Payment:** Both the subscription and the payment shall occur on the date of publication of the present Notice for Beginning of Distribution;

i) **Manner:** Registered;

j) **Guaranty:** Suretyship by Suzano Holding S.A., pursuant to its decision, at a Meeting of the Management Board, on July 22, 2005 ("Guarantor"), as published in the Official Gazette of the State of São Paulo and in *Valor Econômico* newspaper, on July 29, 2005, the minutes of which were filed with JUCESP, with no. 209,654/05-7;

k) **Early Redemption:** One (1) month from the Date of Issue, the Promissory Notes may be redeemed on an early basis, in whole or in part, upon the payment of the Unit Par Value, plus *pro rata temporis* Remuneration, as calculated from the Date of Issue through the date of the actual redemption, provided their holders are notified ten (10) days before the date set forth for such redemption and, provided as well they expressly and on a timely fashion inform their consent, in compliance with article 7, Paragraph 2, CVM Instruction 134/90, in case such consent has not been expressly previously given;

l) **Due Date:** The due date for the Promissory Notes is no later than one hundred eighty (180) days from the Date of Issue;

m) **Cases of Early Due Date:** The holders of the Promissory Notes may declare as due and payable on an early basis all the obligations arising from Promissory Notes which they hold, and demand the Issuer to promptly pay for the Unit Par Value of the Promissory Notes, as adjusted in accordance with the Remuneration referred to in section (e) above, and such payment should occur no later than three (3) business days from the awareness of the facts referred to below, regardless of any court or out-of-court notice, warning or communication, in case the following events take place:

- The Issuer or the Guarantor submit a proposal for either court or out-of-court recovery, voluntary bankruptcy or declaration of bankruptcy, or, further, any similar procedure which might be created by law;
- Request for bankruptcy of the Issuer, the Guarantor or Polibrasil Resinas S.A., provided it is made on a good faith basis, lawfully grounded and it is neither challenged nor paid within the legal deadline;
- Lawful and repeated protest of securities against the Issuer, the unpaid earned amount of which does not exceed eighty-five million *reais* (R$ 85,000,000.00), unless such protest has been made wrongly or under bad faith by third parties, provided this is validly proven by the Issuer; it has been cancelled or, further, if collaterals are submitted in court; but under any circumstance, no later than one hundred thirty (130) calendar days from its occurrence;
- Early due date of any loan and/or financing from the Issuer, the Guarantor or Polibrasil Resinas S.A., as a result from a failure concerning the obligation to pay any amount equal to or higher than eighty-five million *reais* (R$ 85,000,000.00), or an equivalent amount in other currencies, provided the relevant creditor is anyway formally requesting for the payment of such obligation;
- The Guarantor loses the indirect shareholding control of Polibrasil Resinas S.A.;

- The capital stock of the Issuer and/or the Guarantor is reduced, as decided through a General Meeting;
- The indirect shareholding control of the Issuer or the Guarantor is either assigned or transferred.

n) Placement Regime: The Coordinators shall individually distribute the Promissory Notes, on a regime of firm commitment on placement;

o) Negotiation: The Promissory Notes are to be negotiated on the over-the-counter market, through the Nota System, as managed by ANDIMA and operated by CETIP;

p) Place of Payment: Payments related to the Promissory Notes shall be performed in compliance with the procedures adopted by CETIP or in the Issuer's head offices, as for the holders of Promissory Notes which are not associated with said Nota System;

q) Late Payment Charges: In case of unpunctuality to pay for any amount owed to the holders of the Promissory Notes, the debts in arrears shall be subject, besides the Remuneration set forth above, to (i) a noncompensatory, late payment fine of two percent (2%) on the due and unpaid amount; and (ii) *pro rata* late interest calculated from the date of default until the date of the actual payment, at the rate of twelve percent (12%) per year on the so due amount, regardless of any court or out-of-court notice, warning or communication; and

r) Extension of Deadlines: Deadlines concerning the payment of any obligation related to the Promissory Notes shall be considered as extended until the first next business day, in case the due date falls on a day where there is neither trading nor banking activities on the place of payment of the Promissory Notes, in the City of São Paulo, State of São Paulo, with no addition whatsoever to the amounts to be paid, except for the cases in which the payments should be performed by CETIP, and in this case there will be an extension only when the date of payment falls on a national holiday.

2. Distribution Procedure

The Promissory Notes are going to be object of public distribution, being intermediated by financial institutions which are part of the securities distribution system. There shall not be prior reserves, nor establishment of maximum or minimum lots. The distribution plan, as arranged by the Coordinators, has as target audience qualified investors, in compliance with the duly restated Instruction 409/2004.

The placement of the Promissory Notes shall begin only after CVM grants the Distribution Registry and the Notice for Beginning of Distribution is published, and it is going to end no later than October 07, 2005.

As provided for in article 1 of CVM Instruction 155, of November 01, 1990, there shall not be, for the purposes hereof, use of Prospects or any advertisement material intended for public disclosure, except for this Notice for Beginning and the Announcement for Closure of Distribution.

2.1 Target Audience of the Offer – The Offer is solely and exclusively intended for qualified investors, as defined by article 109, subparagraph I of CVM Instruction 409, of August 18, 2004 ("Qualified Investors").

Every other investors other than the Qualified Investors must consider the inadequacy hereof, once this is exclusively intended for Qualified Investors which have enough skills and knowledge to make independent and well-grounded investment decisions.

3. Options to Increase the Number of Promissory Notes to be Distributed

In compliance with article 24, in caption of CVM Instruction 400/03, the Issuer provides the Coordinators with the option to increase the quantity of Promissory Notes to be

distributed, under the same conditions and prices of the Promissory Notes initially offered, by up to R$ 81,000,000.00, or 81 Promissory Notes, accounting for 15% of the initially offered quantity ("Supplementary Lot").

The Issuer may, further, increase the quantity of Promissory Notes to be distributed by up to twenty percent (20%) as for the originally offered quantity, that is, by up to R$ 108,000,000.00, or 108 Promissory Notes, with no need to make a new registry request to the CVM or change the offer terms, in compliance with article 14, Paragraph 2, of CVM Instruction 400/03 ("Additional Lot").

4. Representations

4.1. As provided for in article 56 of CVM Instruction 400/03, the Issuer represents, through its statutory directors, Messrs. João Nogueira Batista and Armando Guedes Coelho, that all the information supplied in the scope of the 1st Issue of Promissory Notes is true, consistent, accurate and sufficient.

4.2. As provided for in article 56 of CVM Instruction 400/03, the Leading Coordinator represents, through its statutory director, Miss Denise Pauli Pavarini de Moura, that it acted carefully and under the highest standards of diligence, in order to ensure the quality of the information about the Company, so that it is true, consistent, accurate and sufficient.

4.3. The Leading Coordinator represents further that it has checked the sufficiency, enforceability and regularity of the suretyship hereby granted.

5. Places for Purchasing of the Promissory Notes:

Leading Coordinator:

Banco Bradesco S.A., Avenida Paulista 1450 – 3rd floor – São Paulo, State of São Paulo ("Leading Coordinator").

Coordinators:

Banco Pactual S.A., Praia de Botafogo, Corcovado Tower 501 – 5th and 6th floors – Rio de Janeiro, State of Rio de Janeiro; HSBC Bank Brasil S.A. – Banco Múltiplo, Avenida Brigadeiro Faria Lima 3064 – 4th floor – São Paulo, State of São Paulo; and Banco Santander S.A., Rua Amador Bueno 474 – São Paulo, State of São Paulo.

Coordinators: Leading Coordinator and Coordinator when acting jointly ("Coordinators").

Agent and Custodian Bank of the Promissory Notes: Banco Bradesco S.A.

CVM Registry: CVM/SRE/RNP/2005/007, on Aug 24, 2005.

Date for Beginning of Distribution: Aug 31, 2005.

6. Additional Information:

For further information on the Issue and the Promissory Notes, the interested parties should contact:

(i) CVM – Rua Sete de Setembro 111, 5th floor, Rio de Janeiro, State of Rio de Janeiro, or Rua Formosa 367, 20th floor, São Paulo, State of São Paulo;

(ii) the Issuer – Avenida Brigadeiro Faria Lima 1355 – 9th floor – São Paulo, State of São Paulo;

(iii) the Coordinators, at the addresses and through the persons referred to in section 5 above;

(iv) the Leading Coordinator, at the address referred to above, with Mr. João Carlos Zani (phone 2178-4800, fax 2178-4808), who is in charge of causing the compliance with what is provided for in article 33, paragraph 3, subparagraph III, of CVM Instruction 400; and

(v) CETIP, in the capacity of manager of the Promissory Note System ("NOTA"), Rua Líbero Badaró 425, 24th floor, São Paulo, State of São Paulo.

"The registry hereof with the Comissão de Valores Mobiliários *(Securities and Exchange Commission) has as sole purpose to ensure the access to information to be supplied by the Issuer upon request made the subscribers at the place stated herein, and this does not imply, on the part of CVM, any guaranty on the truthfulness of such information, nor any opinion on the quality of the Company or the Promissory Notes to be distributed."*

Level 2
MARKET
BOVESPA-BRAZIL

"This announcement is of an informative nature only, and it is not an offer for sale of securities"

Announcement for Closure of Public Distribution of the 1st Issue of Promissory Notes by

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Tax ID *(CNPJ/MF)* 04,705,090/0001-77
Av. Brigadeiro Faria Lima 1355, 9th floor
A Publicly Traded Company

ISIN: BRSZPQNPM002

This is to announce that 540 commercial promissory notes were subscribed and paid in, at a unit par value of one million *reais* (R$ 1,000,000.00), on August 31, 2005, as for its 1st Issue, at the amount of

R$ 540,000,000.00

Such 1st Issue was approved at the Meeting of the Issuer's Management Board, held on July 22, 2005, the minutes of which were filed with the Registry of Commerce of the State of São Paulo, with no. 209,655/05-7, and published in the Official Gazette of the State of São Paulo and in *Valor Econômico* newspaper, both on July 29, 2005.

Depositary Institution: BANCO BRADESCO S.A.

Number and Date of Registry at the CVM:
CVM/SRE/RNP/2005/007, on August 24, 2005

Such 540 Promissory Notes were fully placed in August, in accordance with the distribution below, and the option of Supplementary Lot has not been exercised:

Type of Investor	Quantity of Subscribed Promissory Notes	Number of Subscribers
Intermediate Institutions Participating in the Distribution Consortium	270	02
Investment Funds	270	04

Coordinators

- BRADESCO CORPORATE
- HSBC
- PACTUAL
- BANCO SANTANDER

FILE Nº 82-34667

Level 2
MARKET
BOVESPA-BRAZIL

"This announcement is of an informative nature only, and it is not an offer for sale of securities"

Announcement for Closure of Public Distribution of the 1st Issue of Promissory Notes by

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Tax ID *(CNPJ/MF)* 04,705,090/0001-77
Av. Brigadeiro Faria Lima 1355, 9th floor
A Publicly Traded Company

ISIN: BRSZPQNPM002

This is to announce that 540 commercial promissory notes were subscribed and paid in, at a unit par value of one million *reais* (R$ 1,000,000.00), on August 31, 2005, as for its 1st Issue, at the amount of

R$ 540,000,000.00

Such 1st Issue was approved at the Meeting of the Issuer's Management Board, held on July 22, 2005, the minutes of which were filed with the Registry of Commerce of the State of São Paulo, with no. 209,655/05-7, and published in the Official Gazette of the State of São Paulo and in *Valor Econômico* newspaper, both on July 29, 2005.

Depositary Institution: BANCO BRADESCO S.A.

Number and Date of Registry at the CVM:
CVM/SRE/RNP/2005/007, on August 24, 2005

Such 540 Promissory Notes were fully placed in August, in accordance with the distribution below, and the option of Supplementary Lot has not been exercised:

Type of Investor	Quantity of Subscribed Promissory Notes	Number of Subscribers
Intermediate Institutions Participating in the Distribution Consortium	270	02
Investment Funds	270	04

Coordinators

- BRADESCO CORPORATE
- HSBC
- PACTUAL
- BANCO SANTANDER